Form 20-F
period 1997-12-31
ASIA ELECTRONICS HOLDING CO INC
filed 1998-06-30
CIK 1041651

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                    FORM 20-F

(Mark One)

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
   OR
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
        For the fiscal year ended December 31, 1997

   OR
   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the transition period from ______ to ______

                         Commission file number: 0-29424

                        ASIA ELECTRONICS HOLDING CO. INC.
             (Exact name of registrant as specified in its charter)


             N/A                                      British Virgin Islands
(Translation of registrant's                      (Jurisdiction of incorporation
     name into English)                                  or organization)

                           Harney, Westwood & Riegels
                               Craigmuir Chambers
                                   P.O. Box 71
                                    Road Town
                                     Tortola
                             British Virgin Islands
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
          Title of each class                     Name of each exchange
                                                   on which registered
                  None                                     N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                     Common Shares, par value $.01 per share
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   10,091,500 Shares, par value $.01 per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

                                                                                                          Page
                                                      PART I
Item 1.       Description of Business................................................................        1

Item 2.       Description of Property................................................................       15

Item 3.       Legal Proceedings......................................................................       15

Item 4.       Control of Registrant..................................................................       15

Item 5.       Nature of Trading Market...............................................................       16

Item 6.       Exchange Controls and Other Limitations Affecting Security Holders.....................       16

Item 7.       Taxation...............................................................................       17

Item 8.       Selected Financial Data................................................................       22

Item 9.       Management's Discussion and Analysis of Financial Condition and Results of
              Operations.............................................................................       23

Item 9A       Quantitative and Qualitative Disclosures about Market Risk.............................       28

Item 10.      Directors and Officers of Registrant...................................................       28

Item 11.      Compensation of Directors and Officers.................................................       30

Item 12.      Options to Purchase Securities from Registrant or Subsidiaries.........................       30

Item 13.      Interest of Management in Certain Transactions.........................................       30


                                                      PART II

Item 14.      Description of Securities to be Registered.............................................       34


                                                     PART III

Item 15.      Defaults Upon Senior Securities........................................................       35

Item 16.      Changes in Securities and Changes in Security for Registered Securities................       35


                                                      PART IV

Item 17.      Financial Statements...................................................................       36

Item 18.      Financial Statements...................................................................       36

Item 19.      Financial Statements and Exhibits......................................................       36

                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     Asia Electronics Holding Co. Inc. has prepared its consolidated financial statements in accordance with United States generally accepted accounting principles consistently applied and publishes such statements in Chinese Renminbi, the functional currency of the Company's subsidiaries and the legal tender currency of China. All references to "Renminbi" or "RMB" are to Renminbi. All references to "U.S. Dollars," "dollars" or "$" are to United States dollars. Conversion of amounts from Renminbi into United States dollars for the convenience of the reader has been made at the unified exchange rate quoted by the People's Bank of China (the "PBOC Rate") on December 31, 1997 of US$1.00 = RMB8.2796.

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

                                          Noon Buying Rate(1)
                         -----------------------------------------------------
     Period              Period End     Average (2)         High          Low
     ------              ----------     -----------         ----          ---
                                       (RMB per US$)
1993...................   5.8145           5.7776          5.8245       5.7076
1994...................   8.4662           8.6303          8.7409       8.4662
1995...................   8.3374           8.3852          8.5000       8.2916
1996...................   8.3284           8.3387          8.5000       8.3267
1997...................   8.3100           8.3193          8.3283       8.2911

------------

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Prior to 1994, the noon buying rate was based on the Official Exchange Rate. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.


                                     PART I

Item 1. Description of Business.

Company Overview

     Asia Electronics Holding Co. Inc. (the "Company") is a British Virgin Islands company, incorporated in January 1996, that primarily develops and manufactures deflection yokes for sale to manufacturers of color television sets and computer monitors. Deflection yokes are electronic devices attached to color picture tubes ("CPTs") in television sets and color display tubes ("CDTs") in computer monitors. Deflection yokes use electro-magnetic forces to aim (i.e., deflect) red, green and blue light beams at the screen in the front of the CPT or CDT. When the light beams converge, various levels of intensity within each beam create a picture on the screen, which varies in movement, color and shape according to the video signal. In addition to aiming light beams, deflection yokes ensure that the red, green and blue light beams converge at each point on the screen simultaneously, thereby causing clarity and focus. The Company believes it is one of the largest independent manufacturers of deflection yokes in the world.

     All the Company's sales of deflection yokes are to original equipment manufacturers ("OEMs"), which integrate the Company's deflection yokes into finished goods or re-sell them to other OEMs. The Company's customers include Daewoo Corporation and its affiliates ("Daewoo"), Sanyo Electric Co., Ltd. and its affiliates ("Sanyo"), Kanematsu USA, Inc., Sharp-roxy Electronics Corporation, PT, Tosummit Electronic Devices, Toshiba Corporation ("Toshiba"), India Samtel Color Limited and IRICO Group ("IRICO").

     History

     The Company was incorporated in the British Virgin Islands on January 3, 1996. In December 1996, the Company acquired 80% of the equity of each of Xianyang Yongxin Electronics Co., Ltd. ("Yongxin") and Xianyang Daming Electronics Co., Ltd. ("Daming"), which were established in February 1993 and October 1992, respectively. Yongxin and Daming previously were members of a family of companies affiliated with Xianyang Pianzhuan Group Corporation, which is wholly owned by a state-owned asset management council ("Pianzhuan Group").

     In December 1996, the Company also entered into agreements to acquire 70% of the equity of Yantai Daewoo Electronics Components Co., Ltd. ("Yantai") and 90% of the equity of Dnon Tech Special Electro Technique Co., Ltd. ("Dnon Tech"), each a Chinese-foreign joint venture incorporated in China in 1993.

     On October 1, 1997, the Company successfully completed its initial public offering of an aggregate of 5,290,000 shares, par value $.01 per share (the "Common Stock") at $8.00 per share (the "Offering"). The Common Stock is listed on The NASDAQ National Market under the symbol "AEHCF." As of December 31, 1997, the Company had 10,091,500 shares of Common Stock outstanding.

     Immediately after the closing of the Offering, the Company applied approximately $5.5 million of the net proceeds of the Offering to consummate the acquisitions of Yantai and Dnon Tech. Yantai, like Yongxin and Daming, develops and manufactures deflection yokes. Dnon Tech manufactures, in part for Yongxin and Daming, high quality enameled copper wire, which is the principal raw material used in deflection yokes. Each of Yongxin, Daming, Yantai and Dnon Tech has all its manufacturing facilities in China.

     In order to accommodate its recent and anticipated growth, the Company has embarked on a number of construction and expansion projects, including the installation of a new deflection yoke manufacturing facility in Weihai, China, and the installation of a research and development department in Xianyang. The expansion efforts are expected to increase the Company's annual manufacturing capacity from approximately 5.2 million units to approximately 12.8 million units. The Weihai facility commenced nominal operations in March 1998, and is expected to achieve full capacity by October 1998. In late 1997, the Company formed a joint venture, Weihai Gaoxin Daewoo Electronic Components Co., Ltd. ("Weihai"), to own and operate the new Weihai facility. The Company owns 80% of the equity in Weihai. See "Item 1--Expansion Plans."

Industry Overview

     Demand for deflection yokes is directly linked to the demand for CPTs and CDTs, which are used in television sets and computer monitors, respectively. The following discussion is based upon, among other sources, information compiled in a recent report by a specialty glass manufacturer (the "Report"), which provides information about the total worldwide demand for television sets and computer monitors and the total worldwide production of CPTs and CDTs. The Company is not relying upon the compiler of the Report as an "expert" (within the meaning of sections 7 and 11 of the Securities Act), but the Company believes that the information compiled in the Report is accurate.

     According to forecasts in the Report, which the Company believes are reasonable, the production of CPTs is expected to increase from the present world level of 139.9 million units to 184.1 million units by the year 2000, a compounded annual growth rate of 7.1%. Although the television market is mature in most developed countries, the Company believes population and household growth are likely to sustain continued demand for televisions. In addition, the television replacement market provides a continuing source of demand, which the Company expects may increase with the introduction of HDTVs. See "Item 1--Products." World production of CDTs is expected to increase from the present world level of 70.4 million units to 142.7 million units by the year 2000, a compounded annual growth rate of 19.3%, due to continued demand for computers and the replacement market for computers and, according to the Report, China's share of World CPT and CDT production is projected to increase from 16.1 million units in 1996 to 39.9 million units in 2000, which represents a compounded annual growth rate of approximately 26%. If the Company retains is current presence in China as a manufacturer of deflection yokes, it would expect to participate in China's overall growth in deflection yoke production. The following table, which is based upon forecasts in the Report that the Company believes are reasonable, shows expected total world-wide demand for television sets and monitors and world-wide production of CPTs and CDTs in 2000:

                Television/Monitor Demand and CPT/CDT Production
                       by Select Regions in the Year 2000
                             (in millions of units)

                                           Rest                       Rest
                                            of     Total               of    Total      Total
                                  NAFTA    West    West     China     East    East      World
                                  -----    ----    ----     -----     ----    ----      -----
Demand:
  Televisions.................    27.4     70.7     98.1     24.1     34.9     59.0     157.1
  Monitors....................    36.0     33.9     69.9      8.9     24.0     32.9     102.8
                                  ----     ----     ----     ----    -----    -----     -----
    Total Demand..............    63.4    104.6    168.0     33.0     58.9     91.9     259.9
                                  ====     ====     ====     ====    =====    =====     =====

Production:
  CPTs........................    27.5     48.3     75.8     28.3     80.0    108.3     184.1
  CDTs........................    10.6     10.6     21.2     11.6    109.9    121.5     142.7
                                  ----     ----     ----     ----    -----    -----     -----
    Total Production..........    38.1     58.9     97.0     39.9    189.9    229.8     326.8
                                  ====     ====     ====     ====    =====    =====     =====

     China emerged in the world electronics industry in the 1980s, especially for products for which the manufacturing process is labor intensive and not readily subject to automation. Although most major television manufacturers, such as Daewoo, Toshiba, Matsushita Electric Industrial Co., Ltd. ("Matsushita"), Sony Corporation ("Sony"), Sanyo, Philips Electronics N.V. ("Philips") and Samsung Group ("Samsung") continue to manufacture deflection yokes to some extent, the Company believes there is a trend among OEMs to outsource the more labor-intensive segments of their manufacturing operations. The Company believes the relatively low labor cost in China and the difficulty in automating significant portions of the manufacturing process for deflection yokes afford the Company an advantage in being able to capture additional market share in the deflection yoke industry. See "Item 1--Sales and Marketing."

     The Company believes that Murata Manufacturing Co., Ltd. ("Murata"), a Japanese corporation engaged primarily in the business of manufacturing ceramic capacitors and other electronic components with fiscal 1996 revenues of approximately $2.4 billion, has been the largest manufacturer in the world of deflection yokes for sale to unaffiliated third parties, producing approximately 10 million units per year. In April 1997, Murata announced that it was selling its deflection yoke manufacturing facility in Mexico to Totoku Electric Co. Ltd. ("Totoku"), a Japanese electronics company that manufacturers CRTs. The Company believes that Murata intends to exit the deflection yoke business. The Company believes Murata's deflection toke business represents approximately 3% of its annual revenues (or approximately $85 million).

Business Strategy

     The Company's goal is to use its manufacturing expertise and low manufacturing costs to become the largest independent producer of deflection yokes in the world. To accomplish this goal, the Company's strategy is to:

     o Expand its production capacity to meet existing and expected demand. The Company is using approximately $14.3 million of the net proceeds of the Offering to expand capacity. With the additional production capacity, the Company will be able to satisfy the projected growth in demand for deflection yokes, both for television sets and computer monitors, and to accommodate its recent and anticipated growth. The Company's planned expansion will result in total annual production capacity of approximately 12.8 million units, compared to total production capacity of approximately 6 million units in 1997.

     o Focus production expansion on higher margin products, such as deflection yokes for larger screen televisions. Most of the Company's current output is deflection yokes for 14 ", 20" and 25" CPT models. The Company's planned expansion is aimed at manufacturing the higher margin products, including deflection yokes for larger screen televisions and for CDTs. Gross profit margins for deflection yokes for 14" and 20" CPT models generally average between 10-15%, while gross profit margins for deflection yokes for 21" (wide), 25" and 29" CPT models generally average between 30-45%. In 1997, the Company sold nearly 1.7 million deflection yokes for 25" CPTs, an increase of nearly 65% from 1996 and, upon completion of the expansion, will have the capacity to produce 2.5 million.

     o Expand penetration of CDT market. The Company recently entered the market for deflection yokes for computer monitors (CDTs). Deflection yokes for CDTs are more advanced than deflection yokes for CPTs in the level of design complexity and engineering specifications of each customer, due to the higher resolution of the display device. The Company's planned expansion will result in a total production capacity of approximately 2.2 million deflection yokes for CDTs. The Company expects that margins for CDT products will be comparable to those of the higher margin CPT products.

     o Expand Customer Relationships. The Company plans to increase its sales of deflection yokes by actively marketing its products to OEMs with a view to adding new customers and develop additional business from existing customers. The Company believes its commitment to quality, service and competitive prices will enable it to continue to forge strong customer relationships. The Company plans to utilize its strong supplier relationship with Daewoo to build other strategic supplier relationships. Recently, the Company has added such customers as LG Shuguang Electronics Co., Ltd., ("LG Shuguang"), Fujian Hitachi Television Co. ("Fujian Hitachi") and Foshan Thompson Color Picture Tube Company ("Foshan Thompson").

     o Expand Product Development. The Company intends to develop other deflection yoke technologies and to consider opportunities for the development or acquisition of other products the Company determines it can manufacture and sell in a cost-effective manner by leveraging its existing manufacturing expertise and capacity.


Products

     CPT Products

     The Company produced 5,816,182 deflection yokes for CPTs in 1997. The Company currently offers deflection yokes for 14", 20", 21", 25" and 29" CPTs. The Company's deflection yokes for 14", 20" and 21" CPTs have basic design similarities, although they are custom fitted to engineered specifications of each customer. The major television set producers, such as Daewoo, Toshiba, Matsushita, Sony, Sanyo, Philips and Samsung, have CPT products within each size category that are generally proprietary and require unique deflection yoke specifications. As a result, since its inception, the Company has developed a total of 36 models of deflection yokes for CPTs to meet the requirements of its customers. Certain of these models serve the needs of more than one customer. The Company recently began producing a nominal amount of 16" deflection yokes for the replacement parts market.

     The Company has recently developed two designs of 25" adaptable deflection yokes, which can be installed in a variety of 25" CPTs. The Company believes such designs should reduce the need for extensive product development that is often necessary to meet the requirements of its customers. The Company intends to apply this technology to the development of a generic deflection yoke for 29" CPTs. The Company has applied for patents in China for the two designs of adaptable deflection yokes for 25" CPTs and certain associated components. See "Item 1 -- Risk Factors -- Absence of Protection for Intellectual Property." To date, the Company has sold only a limited number of adaptable deflection yokes for 25" CPTs and does not plan to increase sales until a patent has been granted.

     The Company is a party to a licensing agreement with Toshiba, pursuant to which the Company will license certain technology from Toshiba for the production of deflection yokes for 25" and 29" CPTs that are compatible with Toshiba's televisions.

     The Company is prepared to enter the market for deflection yokes for HDTVs
(CPTs). The Company is currently developing deflection yokes for 21" CPTs for the HDTV market. Deflection yokes for HDTVs are more advanced than deflection yokes for regular televisions and provide better resolution.

     CDT Products

     The Company recently entered the rapidly growing market for deflection yokes for CDTs; the Company produced approximately 10,500 deflection yokes for CDTs in 1997. Deflection yokes for CDTs are similar to deflection yokes for CPTs, but provide better resolution. The enhanced resolution is accomplished by directing the light beam to a single point on the screen, compared to a slightly larger band area, in the case of CPTs. Although the actual resolution varies based on the signal source (e.g. broadcast television, videotape recorders, laserdisc players), conventional analog television is capable of resolution up to 550 lines per screen, compared with 1,024 lines per screen for computer monitors.

     Other Products

     Since 1996, the Company has designed and built certain equipment for its own use and for use by related companies. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13 -- Interest of Management in Certain Transactions."

Sales and Marketing

     The Company sold 5,826,682 deflection yokes in 1997, approximately 50% of which were sold to Daewoo, a vertically integrated producer of television sets that in 1997 ranked number 24 among the world's Fortune 500 companies. The Company believes that Daewoo redistributes a portion of the deflection yokes it purchases from the Company to major customers, such as Sharp, Toshiba, Fujian Hitachi, Sony and Matsushita. The Company sold approximately 25% of the total number of deflection yokes sold in 1997 to IRICO, substantially all of which were sold through Pianzhuan Group. The following table sets forth the Company's unit sales information by model for the periods indicated:

                              For the Year Ended December 31,
                              1997                        1996              Year Over Year Change
                    --------------------------  -------------------------   ---------------------
                                                                               nits     Percent
       Product         Units  Percent of Total    Units   Percent of Total     Change     Change
       -------      --------- ----------------  --------- ----------------  ----------  ----------
Older Products
     14"  CPT       2,109,750       36.2%       2,007,880      36.0%          101,870
     20"  CPT       1,831,639       31.4%       1,957,800      35.1%         (126,161)
     21"  CPT         143,016        2.5%         521,998       9.4%         (378,982)
                    ---------                   ---------                     -------
                    4,084,405                   4,487,678                    (403,273)    -8.99%

Newer Products
     16"  CPT          12,438        0.2%              --       --             12,438
     25"  CPT       1,677,638       28.8%       1,018,111      18.3%          658,827
     29"  CPT          41,701        0.7%              --       --             41,701
     14"  CDT          10,500        0.2%          67,368       1.2%          (56,868)
                    ---------                   ---------                     -------
                    1,742,277                   1,086,179                     656,098     60.40%
                    ---------                   ---------                     -------
     TOTAL          5,826,682      100.0%       5,573,857     100.0%          252,825      4.54%
                    =========                   =========                     =======

     Historically, the Company's marketing and sales have been implemented primarily through Pianzhuan Group. Deflection yokes sold in China are generally sold to Pianzhuan Group, which resells the deflection yokes under its brand name. Pianzhuan Group's centralized marketing and sales department consists of 14 sales personnel for domestic business and 13 for overseas business. Among other things, Pianzhuan Group advertises in trade publications and select industry publications, and attends important trade shows, such as the Guangzhou Trade Fair and the Korean Electronics Trade Fair. The Company reimburses Pianzhuan Group for its proportionate share of the cost of these services (based on the proportionate share of Company and Pianzhuan Group combined sales of deflection yokes). See "Item 1 -- Risk Factors -- Potential Conflicts of Interest."

     In addition to sales conducted through Pianzhuan Group, the Company has also conducted sales in conjunction with Daewoo; the Company's sales personnel operated out of Daewoo's offices in Seoul, Korea and Daewoo resold the products purchased from the Company throughout the world. The Company recently began actively to market its products, independently of Daewoo, with the intent of developing a larger customer base and additional business from existing customers. In that connection, the Company has begun arrangements to share, with affiliates, sales offices and personnel in New York City and Minneapolis, Minnesota, in order to service American and other Western customers, as well as offices in Seoul, Korea and in Nagano, Japan, to service customers in Asia and the Pacific Rim.

     Customer Service

     The Company seeks to provide a high level of customer service by setting exacting service-related performance objectives and by employing a skilled group of nine employees, who meet and consult periodically with customers. These customer service personnel are trained to understand the special technologies employed by their customers.

     Customers

     A majority of the Company's business is attributable to Daewoo and IRICO. See "Item 1 -- Sales and Marketing" and "Item 1 -- Risk Factors -- Dependence on Major Customers." The Company believes that its commitment to quality, service and competitive prices has enabled it to develop strong relationships with Daewoo and IRICO. The Company's relationship with Daewoo extends to several areas of the Company's business, including marketing and training. The customers for the Company's deflection yokes for CDTs include Daewoo, Shenzhen Saige Group, Fujian Hitachi, Samsung and LG Shuguang. Within the last six months of 1997, the Company began selling products to LG Shuguang, Fujian Hitachi and Foshan Thompson. The Company has had preliminary discussions with several domestic Chinese producers of CPTs, such as Beijing Matsushita Color CRT Co., Ltd., Foshan Electronics Industry Group, Shanghai Novel CRT Corp. Ltd. and Hong Guang Industrial Co., Ltd., regarding the sales of the Company's deflection yokes for 29" CPTs. Additionally, Toshiba, Samsung and several other OEMs are currently in the process of testing and evaluating for potential purchase deflection yokes for 14" and 15" CDTs.

Manufacturing

     General

     The Company's manufacturing operations are located in the cities of Xianyang and Yantai. In October 1997, the Company began installation of a deflection yoke manufacturing operation in a newly constructed building in the city of Weihai. Upon completion of the installation, the Company will purchase the land and the building from their current owner. See "Item 2 -- Description of Properties." The new facility commenced operations in March 1998. Capacity has steadily increased, and the facility is expected to be producing at full capacity by October 1998. The Company will operate the facility through its new Weihai subsidiary. The Company owns 80% of the equity in Weihai. See "Item 1 -- Expansion Plans." The Company currently produces deflection yokes for 14", 20", 21", 25" and 29" CPTs, and also for 14" CDTs. The Company began producing deflection yokes for 29" CPTs in March 1997. The Company also recently began producing a nominal amount of 16" deflection yokes for the replacement parts market. The following table sets forth the Company's annual production capacity as of December 31, 1997 and annual production capacity as of October 31, 1998 (upon completion of the Company's expansion project):


                          Annual Production Capacity(1)

                                                                            Anticipated Production
                                                                          Capacity-as-of-July-31,-1998
                                                  Production Capacity          (Upon Completion of
                                               as of December 31, 1997       Expansion Projects)(2)
                                               -----------------------       ----------------------
Production(3):
 Deflection yoke for 14"  CPT................            1,500,000                  2,000,000
 Deflection yoke for 20"  CPT................            2,000,000                  2,100,000
 Deflection yoke for 21"  CPT (wide).........            1,000,000                  2,200,000
 Deflection yoke for 25"  CPT................            1,200,000                  2,500,000
 Deflection yoke for 29"  CPT................              150,000                  1,800,000
 Deflection yoke for 14" CDT.................              150,000                  2,200,000
                                                         ---------                 ----------
    Total....................................            6,000,000                 12,800,000

------------
(1)  Based upon two production shifts operating 5 days per week.
(2)  See "Item 1 -- Expansion Plans."
(3) Production can be redirected among certain models through the adjustment of machines and the changing of dies and molds.

     Each 14", 20" and 21" deflection yoke for a CPT consists of two coils of enameled copper wire, plastic structures, ferrite metal cores and electronic controllers. The two coils, one for horizontal and the other for vertical alignment of the light beams, are separated by plastic structures shaped to fit in the neck of the CRT. The horizontal coil is inside the separator and the vertical coil is wrapped around a ferrite core, which straddles the exterior of the separator. The electronic controllers regulate communication between the coils and the CRT. Deflection yokes for 25" and larger CPTs differ from those for smaller CPTs in that they require two horizontal coils, a ferrite core that encases the vertical coil and more complex electronic connectors. Deflection yokes for CDTs are similar in appearance and structure to deflection yokes for CPTs. However, electronic controllers and connectors are more elaborate for deflection yokes for CDTs than those for CPTs. In addition, deflection yokes for CDTs require two horizontal coils and use less magnetic force to guide the electron beams.

     Backlog

     At December 31, 1996 and 1997, the amounts of backlog of firm orders were approximately $30 million and $40 million, respectively. Substantially all the backlog at December 31, 1996 was filled by December 31, 1997, and the Company expects to fill substantially all the backlog at December 31, 1997 by December 31, 1998.

     Expansion Plans

     The Company is in the process of installing a new production facility in a newly constructed building in Weihai. Upon completion of the installation, the facility will contain three new production lines, which will manufacture deflection yokes for 25" CPTs, 29" CPTs and CDTs. Each new production line will be operated five days per week with two production shifts. The Company may in the future add production of new deflection yoke models to existing production lines or add more production lines. The Company will operate the facility through its new Weihai subsidiary. The Company owns 80% of the equity in Weihai. In connection with the expansion, the Company plans to hire 750 new employees.

     Upon completion of the expansion project, the annual production capacity for deflection yokes for 25" CPTs, 29" CPTs and CDTs will be increased by approximately 1.8 million units, 1.8 million units and 2.2 million units, respectively. The facility is expected to reach full capacity by October 1998.

Raw Materials

     The Company's principal raw materials include spools of copper wire, ferrite cores and polyamide resins. The Company believes that the raw materials necessary for the production of deflection yokes are generally available in the market and that the Company is not dependent upon any single supplier or related group of suppliers.

Research and Development

     Pianzhuan Group's research and development department, which consists of 20 scientists and technicians specializing in electrical, chemical and mechanical engineering, computer science, product design of deflection yokes and related production equipment, generates new products and related research and development for the Company. See "Item 13 -- Interest of Management in Certain Transactions." This department recently developed two adaptable deflection yokes for 25" CPTs for the Company. See "Item 1 -- Products -- CPT Products." In addition to the 36 models of deflection yokes generated since the Company's inception and the adaptable deflection yokes for 25" CPTs, Pianzhuan Group's research and development department has developed several models of machinery used by the Company in the production of deflection yokes. The Company owns the rights to all the products Pianzhuan Group has developed for the Company.

     The Company is establishing its own research and development department in Xianyang and, in the future, intends to rely increasingly on its own research and development personnel.

Competition

     The Company's largest competitor is Murata, which produces approximately 10 million units per year. Murata announced in April 1997 that it was selling its deflection yoke facility in Mexico to Totoku. The Company believes that Murata intends to exit the deflection yoke business. The Company's other competitors include Samsung and Dogu Electronics Co. Ltd., both Korean companies. The Company also may face competition from emerging technologies, such as "flat-panel displays," which could reduce the use of CRTs in the future. See "Item 1 -- Risk Factors -- Risk of Obsolescence."

     The principal methods of competition in the deflection yoke industry are price, responsiveness to customer demands generally and quality control. The Company believes it is a strong competitor on the basis of price and quality because of its relatively low labor costs, manufacturing efficiencies and quality control program.

Employees

     At December 31, 1997, the Company had approximately 1,255 employees, including approximately 1,089 production personnel. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its employee relations are good.

Risk Factors

Risks Relating to China

     Risks Relating to the Economy of China

     The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Since 1949, the economy of China has been a planned economy subject to one- and five-year state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities, which plans set out production and development targets. Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. Such economic reform measures adopted by the Chinese government may be inconsistent or ineffectual, and the Company may not be able to benefit from all such reforms.

     Since 1978, the Chinese government has been reforming, and it is expected to continue to reform, China's economic systems. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Company. The Company's operating results may be adversely affected by changes in China's political, economic and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations (or the interpretation thereof), measures that may be introduced to control inflation, changes in the rate or method of taxation or the imposition of additional restrictions on currency conversion.

     The Chinese economy has experienced rapid growth in recent years, with GNP increasing at an average annual rate of 12.0% between 1992 and 1996. Such rapid growth has been accompanied by imbalances in the Chinese economy, especially with respect to inflation, which reached an annual rate of 21.7% in 1994. The inflation rate decreased to 14.8% in 1995, 6.1% in 1996 and 2.0% in 1997.

     Risk of Loss of Benefits Provided by Economic Technology Development Zones

     As part of its economic reform, China has designated certain areas, including Weihai where the Company will have certain of its manufacturing facilities, as Economic Technology Development Zones ("ETDZs"). Foreign Investment Enterprises ("FIE") in these areas generally benefit from greater economic autonomy and more favorable tax treatment in China. The Company plans to install a new deflection yoke manufacturing facility in Weihai, which China has designated as an ETDZ. Accordingly, changes in the policies or laws governing ETDZs could have a material adverse effect on the Company.

     Risks Related to the Legal System of China

     The Chinese legal system is based on written statutes and, unlike common law systems, decided legal cases in China have little precedential value. In 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. On December 29, 1993, the National People's Congress promulgated the Company Law of The People's Republic of China (the "Company Law"), which became effective on July 1, 1994. In August 1994, pursuant to the Company Law, the State Council issued the "PRC Special Regulations on Overseas Offering and Listing of Shares by Joint Stock Limited Companies" to regulate joint stock limited companies that offer and list their shares overseas. The Company Law, the rules and regulations promulgated under it and legal prescriptions relating to Chinese companies provide the core of the legal framework governing the corporate behavior of companies, such as the Company's subsidiaries, and their directors and shareholders. Because these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

     Risks Related to Expansion

     The Company is currently engaged in construction and expansion projects, the timing and cost of completion of which will depend on numerous factors, including the cost and availability of financing (including foreign exchange), the ability of the Company to obtain required business licenses or approvals from relevant Chinese Government authorities and changes in general economic conditions in China. There can be no assurance that the completion of the Company's expansion plans will not be adversely affected by any of these factors or by factors commonly associated with construction and expansion projects, including shortages of supply or changes in prices of equipment or materials, adverse weather conditions, natural disasters, accidents and unforeseen circumstances and problems.

     Government Control of Currency Conversion and Exchange Rate Risks

     The Renminbi currently is not a freely convertible currency. The State Administration for Exchange Control ("SAEC"), under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through authorized institutions at official rates fixed daily by the SAEC. Renminbi also could be converted at swap centers ("swap centers") open to Chinese enterprises and foreign invested enterprises ("FIEs"), subject to SAEC approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the Chinese government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System ("CFETS"), and the phasing out of the swap centers. However, the swap centers have been retained as an interim measure.

     In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange reserves received by such enterprises must be sold to authorized foreign exchange banks in China. The Company's subsidiaries currently retain a portion of their foreign exchange receipts in foreign currency-denominated accounts with certain foreign exchange banks. The amounts retained are within limits determined annually by the SAEC, based upon the expected payment obligations in foreign currencies. Each subsidiary's foreign currency receipts that are in excess of such limits are sold to designated foreign exchange banks in China at exchange rates announced by the PBOC. If a subsidiary requires foreign currency in excess of amounts retained, such subsidiary must, subject to applicable regulations, purchase foreign currency from the designated banks. In the event such purchases were not permitted or were limited, the subsidiary would not have sufficient foreign currencies to satisfy its obligations.

     The Company's four operating subsidiaries, Yongxin, Daming, Yantai and Dnon Tech, each have FIE status. FIE status enables a company to purchase foreign exchange for settlement of current transactions (as defined in the applicable regulations) and pay dividends without the prior approval of SAEC.

     The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the CFETS market. Over the last five years, the Renminbi has experienced a devaluation against most major currencies, and a significant devaluation of the Renminbi occurred on January 1, 1994 in connection with the adoption of the new unitary exchange rate. On that date, the official exchange rate for conversion of Renminbi to U.S. dollars changed from approximately RMB5.8000 to $1.00 to approximately RMB8.7000 to $1.00, representing a devaluation of approximately 50%. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against the U.S. dollar. However, there can be no assurance that such rate will not become volatile again or that there will be no further devaluation of the Renminbi. Because the Company is not able to hedge effectively against Renminbi devaluations other than by retaining its foreign exchange earnings to the extent permitted by the SAEC, any future movements in the Renminbi could have a material adverse effect on the Company's results of operations. The Company's results of operations also may be affected by changes in the value of currencies other than the Renminbi, depending upon the currencies in which the Company's earnings and obligations are denominated.

     Dependence on China Factories

     The Company's products are currently manufactured at factories located in Xianyang and Yantai in China. Firefighting and disaster relief or assistance in China are primitive by Western standards. The Company currently maintains fire, casualty and theft insurance aggregating approximately $17 million covering various of its stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of the Company's factories due to fire, severe weather, flood, or other cause, and such damage or loss would have a material adverse effect on the Company's financial condition, business and prospects. Consistent with the customary practice among enterprises in China, the Company does not carry any business interruption insurance.

     Possible Deterioration of Relations with South Korea

     Daewoo, which is the Company's largest customer, is a South Korean company. The Company's continuing operations depend on its relationship with Daewoo, and that relationship, in turn, may depend upon the relationship between China and South Korea and the ability of Chinese companies, in general to continue to engage in business with South Korean companies. In the past, China and South Korea have had significant disagreements with respect to certain issues, including issues with respect to North Korea. Relations between North Korea and South Korea, which had been stable since an armed conflict in the early 1950s, have recently worsened. No assurance can be given that the relationship between the Company and Daewoo would not be adversely affected as a result of future disagreements between China and South Korea or the resumption of an armed conflict between North Korea and South Korea.

Dependence on Major Customers

     A substantial majority of the Company's business is attributable to Daewoo, a vertically integrated producer of television sets that in 1997 ranked number 24 among the world's Fortune 500 companies, and IRICO, the third largest electronics manufacturer in China. In 1996, Daewoo accounted for approximately 50% of the Company's total pro forma consolidated net sales, approximately 50% of which was sold by Daewoo, as a sales representative of the Company, to additional customers. In 1997, Daewoo accounted for approximately 33% of the Company's total pro forma consolidated net sales, approximately 60% of which was re-sold to additional customers. In addition, in 1996 and 1997, 40% and 35%, respectively, of the Company's pro forma consolidated net sales were attributable to IRICO.

     The Company does not have any long-term contracts with Daewoo or IRICO, and there can be no assurance sales to Daewoo or IRICO will continue in the future. The loss of Daewoo or IRICO as a customer or a substantial decline in sales to Daewoo or IRICO would have a material adverse effect on the Company's financial condition, business and prospects. The Company's dependence on Daewoo and IRICO is expected to continue in the foreseeable future. See "Item 1 -- Sales and Marketing."

Deterioration of Economic Conditions in the Asia Pacific Region

     A significant amount of the Company's sales are made in South Korea, Japan, Singapore and other countries in East and Southeast Asia (the "Asia Pacific Region"). Additionally, many of the Company's customers (most notably Daewoo) resell the Company's products to other OEM's throughout the Asia Pacific Region. Accordingly, the Company's financial condition, business and prospects may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic, diplomatic or social developments in or affecting the Asia Pacific Region, which are not within the control of the Company. In recent months, many countries in the Asia Pacific Region have experienced considerable currency volatility and devaluation, high interest rates, stock market volatility and declining asset values which have contributed to net foreign capital outflows, an increase in the number of insolvencies and a decline in business and consumer spending.

     Recent economic developments in the Asia Pacific Region could have a material adverse effect on the Asia Pacific Region's business and consumer demand for televisions and other display products. Such demand generally rises as the overall level of economic activity increases and falls as such activity decreases. In addition, the recent currency devaluations in the Asia Pacific Region could result in price erosion of display products as products manufactured in countries whose currencies have devalued significantly against the U.S. dollar become less expensive in U.S. dollar terms. Any adverse effect on the deflection yoke industry as a result of a slower demand for display products in the Asia Pacific Region or product price erosion arising from currency devaluations in countries such as South Korea, where two of the Company's competitors are located, could have a material adverse effect on the Company's financial condition, business and prospects, especially if current business and economic conditions in the Asia Pacific Region continue or deteriorate further.

Dependence on Key Personnel

     The Company's growth and development have depended upon the services of Mr. Du, the Chairman and Chief Executive Officer of the Company. The loss of Mr. Du's services for any reason could have a material adverse effect on the Company. The Company has obtained key man life insurance on the life of Mr. Du in the amount of $2 million.

Control by Mr. Du

     To Shing Hoi, Mr. Du's son, owns approximately 45.2% of the outstanding shares of Common Stock. Mr. Du and his son entered into an agreement, pursuant to which Mr. Du's son has agreed that, until October 1, 2007, (i) he will not sell or otherwise dispose of any of his shares of Common Stock without Mr. Du's prior written consent, and (ii) he will vote his shares as Mr. Du directs. As a consequence, Mr. Du will be able to control virtually all matters requiring approval by the shareholders of the Company.

Dependence on Pianzhuan Group

     The Company relies on Pianzhuan Group for marketing, administrative functions and research and development. A substantial portion of the Company's sales in China are from customer orders placed directly with Pianzhuan Group, which then fills such orders through the Company's manufacturing facilities. In 1996 and 1997, approximately 49% and 34%, respectively, of the Company's pro forma consolidated net sales of deflection yokes were attributable to orders placed through Pianzhuan Group. Such sales are made under Pianzhuan Group's name. Until such time as the Company establishes its own research and development division, expands its own sales and marketing activities and develops the Asia Electronics brand name, the loss of services of Pianzhuan Group for any reason could have a material adverse effect on the Company. See "Item 1 -- Sales and Marketing" and "Item 13 -- Interest of Management in Certain Transactions."

Potential Conflicts of Interest

     Pianzhuan Group provides, at cost, certain administrative, financial, marketing, research and development and personnel services for 23 affiliated business entities, including a manufacturer of deflection yokes and deflection yoke components, as well as Chinese-foreign joint ventures, government-controlled businesses and manufacturers of medical equipment, speakers, cameras, automobiles and chemicals. The Company pays Pianzhuan Group its proportionate share of the actual cost of providing these services. See "Item 13 -- Interest of Management in Certain Transactions."

     Pianzhuan Group and the Company may from time to time compete for the same business opportunities or engage in transactions with each other. In that connection, the subsidiaries of the Company and the member entities of the family of companies affiliated with Pianzhuan Group (the "Members") have agreed that the Members may not sell or market deflection yokes in China. In addition, the Company has appointed Pianzhuan Group as its exclusive sales and marketing agent with respect to deflection yokes to be sold in China. In connection with such arrangement, Pianzhuan Group has agreed that it will sell or market in China only the Company's deflection yokes. Subject to certain conditions, these agreements will terminate on October 1, 2007, unless sooner terminated by the Company. See "Item 13 -- Interest of Management in Certain Transactions" and "Item 4 -- Control of Registrant." There can be no assurance that such agreements will be enforced by a Chinese court. See "Item 1 -- Risk Factors -- Risks Relating to China."

     Mr. Du has agreed with the Company that, until at least October 1, 2002, he intends to devote at least 75% of his business time to the Company. Nonetheless, Pianzhuan Group and the Company may from time to time compete for Mr. Du's time and attention. See "Item 13 -- Interests of Management in Certain Transactions."

Risks of Competition

     The deflection yoke industry generally is highly competitive. Certain of the Company's competitors are significantly larger than the Company and have greater access to capital and other resources. The Company and other deflection yoke producers increasingly compete on the basis of quality, customer service and price. To the extent one or more of the Company's competitors becomes more successful with respect to any of these competitive factors, the Company's business could be adversely affected.

Risk of Obsolescence

     The introduction of products embodying new technology, such as "flat-panel displays" and the emergence of new industry standards may render the Company's products obsolete and unmarketable. The Company's success will depend upon its ability to enhance its existing products and develop new products that keep pace with technological developments and emerging industry standards in order to meet the changing needs of the Company's customers. There can be no assurance that technological changes or evolving industry standards will not render the Company's products obsolete.

Absence of Protection for Intellectual Property

     The Company uses what it considers, based on customary business practices in China, appropriate measures to protect its technology. These measures may not provide adequate protection, and the Company's competitors may develop functionally equivalent technology independently. The Company has applied for a Chinese patent on a design of a 25" screen deflection yoke; however, there can be no assurance that this patent will be issued on the basis of that application or, if issued, will provide material protection for the Company's technology. In addition, there can be no assurance that such patent will not be challenged, invalidated or circumvented, in which event the Company may be adversely affected. Moreover, much of the core technology involved in manufacturing deflection yokes is not patentable, and as a result there are no significant barriers to another company's entry into the industry.

     The Company may receive, in the future, notices from third parties alleging that the Company is infringing the intellectual property rights of a third party. A finding that the Company has infringed the intellectual property rights of a third party could have a material adverse effect on the Company.

Holding Company Structure; Restrictions on the Payment of Dividends

     The Company has no direct business operations, other than its ownership of its subsidiaries. While the Company has no intention of paying dividends, should it decide in the future to do so, as a holding company, the Company's ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from its operating subsidiaries and its other holdings and investments. In addition, the Company's operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

Potential Difficulty in Effecting Service of Legal Process and Enforcing Judgments Against the Company and its Management

     The Company is a British Virgin Islands holding company, and all or a substantial portion of the assets of its subsidiaries are located in China. In addition, most of the directors and officers of the Company are not residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons, including with respect to matters arising under the securities laws. Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce (i) judgments of United States courts against the Company, its directors or its officers predicated on the civil liability provisions of the securities laws of the United States or any state thereof or
(ii) in original actions brought in the British Virgin Islands or China, liabilities against the Company or such non-residents predicated upon the securities laws of the United States or any state thereof.

Political and Economic Risks from International Operations

     The Company acquires materials used in the manufacturing and assembling of deflection yokes from companies located in South Korea, Japan and the United States, and sells to customers located in South Korea, Japan, Malaysia, Singapore, India and Mexico. Japan's trade surplus has forced a revaluation of the Japanese yen on international markets, which may have the effect of making materials or components used by the Company to manufacture its products more expensive. Because of the international nature of the Company's operations, the Company's business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations and tariff and freight charges. Changes in tariff structures or other trade policies could adversely affect the Company's suppliers or customers or decrease the cost of supplies for the Company's competitors.

Certain Legal Consequences of Incorporation in British Virgin Islands

     Pursuant to the Company's Memorandum of Association and Articles of Association and pursuant to the law of the British Virgin Islands, the Company's Memorandum of Association and Articles of Association may be amended by the Board of Directors without shareholder approval (provided a majority of the Company's independent directors do not vote against the amendment). Until successors are elected, the Company's independent directors consist of Robert Adler and Hans Decker. See "Item 10 -- Directors and Officers of Registrant." Amendments that can be effected by the Board of Directors without shareholder approval include amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its shares. The Board of Directors has no intention of taking any action of this sort at present, but the ability of the Board of Directors to amend the Memorandum of Association and Articles of Association without shareholder approval could delay, deter, or prevent a change in control of the Company, including a tender offer to purchase Common Stock at a premium over then current market prices.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. There may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions.

Item 2. Description of Property.

     The Company leases space from Pianzhuan Group in three adjacent buildings in the city of Xianyang. In October 1997, the Company began construction of a deflection yoke manufacturing operation in a newly constructed building located in the city of Weihai. The Company's Weihai subsidiary, which will carry out its operations in Weihai, has agreed to purchase both the land and the building for RMB28.4 million, or approximately $3.4 million, upon completion of the installation, from Weihai Electronic Industrial Park Weishi Corp., the current owner. See "Item 1 -- Expansion Plans" and "Item 13 -- Interest of Management in Certain Transactions." The Company also owns an approximately 8,791 square meter facility in the city of Yantai. This facility was contributed to the Company by a joint venture partner as its capital contribution.

     The Company commenced installation of the Weihai facility in October 1997 and intends to complete it in October 1998. Upon completion, the annual production capacity for deflection yokes for 25" CPTs will be increased by approximately 1.3 million units, for 29" CPTs by approximately 1.8 million units and for CDTs by approximately 2.2 million units.

     The Company believes that, upon completion of the expansion program currently in progress, its facilities will be adequate to meet its currently foreseeable needs. See "Item 1 -- Expansion" and "Item 1 -- Risk Factors -- Risks Related to Expansion."

Item 3. Legal Proceedings.

     The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company.

Item 4. Control of Registrant.

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table shows the beneficial ownership of Common Stock as of December 31, 1997 of (a) each person who was known by the Company to own beneficially more than 10% of the outstanding shares of Common Stock and (b) the total amount owned by directors, nominees for director and executive officers as a group.


Person or Group                                        Amount(1)        Percent of Class(2)
---------------                                        ---------        -------------------
To Shing Hoi(3)....................................   4,559,000(4)              45.2%
Du Qingsong(5).....................................   4,559,000(4)              45.2%
All directors, nominees for directors                 4,801,500(4)(6)           47.6%
  and officers as a group (8 persons)..............

------------
(1) Beneficial ownership is determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
(2) Based on 10,091,500 shares of Common Stock outstanding as of December 31, 1997.
(3) Mr. To's address is RM1, 11th Floor, Ocean View Court, 27 Chatham Road, Tsim Sha Tsui, Kowloon, Hong Kong.
(4) Mr. To and Mr. Du have entered into an agreement, pursuant to which Mr. To has agreed that, until October 1, 2007, (a) he will not sell or otherwise dispose of any of his shares without Mr. Du's prior written consent, and
     (b) he will vote his shares as Mr. Du directs. Accordingly, Mr. Du may be deemed to be the beneficial owner of Mr. To's shares. See "Item 13 -- Interest of Management in Certain Transactions."
(5) Mr. Du's address is c/o Asia Electronics Holding Co. Inc., 70 West Weiyang Road, Xianyang, Shaanxi Province, People's Republic of China.
(6) Includes 242,500 shares owned by First Pacific Rim (BVI) Inc. ("FPRI"), which is controlled by Ming Cui and Mary Xia; Ming Cui and Mary Xia disclaim beneficial ownership of these shares. Excludes the 29,500 shares issuable upon exercise of options issued to FPRI, and the 10,000 shares issuable upon exercise of options issued to Robert Adler, upon the closing of this Offering. See "Item 13 -- Interest of Management in Certain Transactions."

Item 5. Nature of Trading Market.

     The Company's Common Stock is traded on The NASDAQ National Market under the symbol "AEHCF." The high and low closing sale prices as reported by The NASDAQ National Market during the last quarter of 1997 were 14 1/8 and 6 7/32, respectively.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

     The Company, as an international business company incorporated under the International Business Companies Act of the British Virgin Islands, is governed by and subject to British Virgin Islands law. There are no material British Virgin Islands laws that impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to nonresident holders of the Company's Common Stock. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

     However, because the Company's subsidiaries are organized as Chinese-foreign joint ventures, the Company is subject to certain exchange controls on the conversion of Renminbi. The Renminbi currently is not a freely convertible currency. The State Administration for Exchange Control ("SAEC"), under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through authorized institutions at official rates fixed daily by the SAEC. Renminbi also could be converted at swap centers ("swap centers") open to Chinese enterprises and foreign investment enterprises ("FIEs"), subject to SAEC approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the Chinese government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System ("CFETS"), and the phasing out of the swap centers. However, the swap centers have been retained as an interim measure.

     In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange reserves received by such enterprises must be sold to authorized foreign exchange banks in China. The Company's subsidiaries currently retain a portion of their foreign exchange receipts in foreign currency-denominated accounts with certain foreign exchange banks. The amounts retained are within limits determined annually by the SAEC, based upon the expected payment obligations in foreign currencies. Each subsidiary's foreign currency receipts that are in excess of such limits are sold to designated foreign exchange banks in China at exchange rates announced by the PBOC. If a subsidiary requires foreign currency in excess of amounts retained, such subsidiary must, subject to applicable regulations, purchase foreign currency from the designated banks. In the event such purchases were not permitted or were limited, the subsidiary would not have sufficient foreign currencies to satisfy its obligations.

     The Company's four operating subsidiaries, Yongxin, Daming, Yantai and Dnon Tech, each have FIE status. FIE status enables a company to purchase foreign exchange for settlement of current transactions (as defined in the applicable regulations) and pay dividends without the prior approval of SAEC.

     The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the CFETS market. Over the last five years, the Renminbi has experienced a devaluation against most major currencies, and a significant devaluation of the Renminbi occurred on January 1, 1994 in connection with the adoption of the new unitary exchange rate. On that date, the official exchange rate for conversion of Renminbi to U.S. dollars changed from approximately RMB5.8000 to $1.00 to approximately RMB8.7000 to $1.00, representing a devaluation of approximately 50%. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against the U.S. dollar. However, there can be no assurance that such rate will not become volatile again or that there will be no further devaluation of the Renminbi. Because the Company is not able to hedge effectively against Renminbi devaluations other than by retaining its foreign exchange earnings to the extent permitted by the SAEC, any future movements in the Renminbi could have a material adverse effect on the Company's results of operations. The Company's results of operations also may be affected by changes in the value of currencies other than the Renminbi, depending upon the currencies in which the Company's earnings and obligations are denominated.

Item 7. Taxation.

     The following is a summary of certain anticipated material U.S. federal income, British Virgin Islands and China tax consequences of an investment in the Common Stock. The summary does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S., non-British Virgin Islands and non-China) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the Common Stock (a "U.S. Investor"). For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the Common Stock (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Common Stock.

     A U.S. Investor receiving a distribution with respect to the Common Stock will be required to include such distribution in gross income as a taxable dividend, to the extent of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the Common Stock, and then as gain from the sale or exchange of a capital asset, provided that the Common Stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Common Stock.

     Gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss if the Common Stock is held as a capital asset by the U.S. Investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange, and, in the case of an individual, will be taxed at the lowest rates applicable to capital gains if the U.S. Investor has held the Common Stock for more than eighteen months at such time.

     Various provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose special taxes in certain circumstances on the shareholders of foreign corporations. The following is a summary of certain provisions that could have an adverse impact on the U.S. Investors.

     Personal Holding Companies

     Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies ("PHC") and the consequent taxation of such corporations on certain of their U.S. taxable income, to the extent amounts at least equal to such income are not distributed to their shareholders ("undistributed PHC income"). A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly (including pursuant to certain constructive ownership rules), by five or fewer individuals (without regard to their citizenship or residence), and (ii) that, if a foreign corporation, receives 60% or more of its U.S.-related gross income, as specifically adjusted, from certain passive sources (such as dividends, interest, royalties or rents). For this purpose, "U.S.-related gross income" means the corporation's U.S. source income and certain types of its foreign source income that is effectively connected with the conduct of a U.S. trade or business. If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company's undistributed PHC income. The Company does not expect that it will have significant, if any, U.S.- related gross income subject to the PHC tax.

     Foreign Personal Holding Companies

     Sections 551 through 558 of the Code relate to foreign personal holding companies ("FPHC") and impute undistributed income of such foreign corporations to U.S. persons who are shareholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals who are U.S. citizens or residents own, directly or indirectly (including pursuant to certain constructive ownership rules), more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and (ii) the Company in its first taxable year receives 60% (50% for subsequent years) or more of its gross income (regardless of source), as specifically adjusted, from certain passive sources such as dividends and interest (the "income test").

     While the Company may satisfy the income test, it does not currently satisfy the shareholder test so as to be classified as a FPHC. It is possible that subsequent events could cause the Company to satisfy the shareholder test.

     If the Company were classified as a FPHC (after application of the shareholder test and the income test), a pro rata portion of its undistributed income would be imputed to U.S. persons (including U.S. corporations) who owned Common Stock on the last day of the Company's taxable year on which the shareholder test was satisfied and would be taxable to such persons as a dividend, even if no cash dividend is actually paid. In addition, if the Company becomes a FPHC, U.S. persons who acquire shares from decedents will be denied the step-up of the tax basis for such shares to fair market value at the date of death if the decedent's basis was less than the fair market value.

     Controlled Foreign Corporations

     Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations ("CFCs") and may operate to impute certain undistributed income to certain shareholders and to convert into dividend income gains on dispositions of shares that would otherwise qualify for capital gains treatment. The imputation of undistributed income under section 951 applies only if those U.S. persons who individually own at least 10% of a foreign corporation's voting stock own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Ownership is measured by reference to direct and indirect ownership (including pursuant to certain constructive ownership rules). In addition, section 1248 of the Code provides that if a U.S. person disposes of stock in a foreign corporation and such person owned, directly or indirectly (including pursuant to certain constructive ownership rules), 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Currently, neither the Company nor any of its subsidiaries are CFCs. However, subsequent events could cause the Company or its subsidiaries to become CFCs. Even if the Company or any of its subsidiaries were ever to become a CFC, however, the rules referred to above would apply only with respect to such 10% Shareholders who are U.S. persons.

     Passive Foreign Investment Companies

     Sections 1291 through 1298 relate to the tax treatment of U.S. shareholders of a passive foreign investment company ("PFIC"). The Company will be a PFIC if 75% or more of its gross income (including the pro rata share of the gross income of any corporation (U.S. or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the assets (averaged over the year and generally determined based on value) of the Company (including the pro rata share of the assets of any corporation of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If the Company becomes a PFIC, each U.S. Investor would (regardless of whether the Company remains a PFIC), in the absence of an election by such

U.S. Investor to treat the Company as a "qualified electing fund" (the "QEF election"), or a mark-to-market election, as discussed below, upon certain distributions by the Company and upon disposition of the Company's shares at a gain, be liable to pay tax at the then prevailing income tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Common Stock.

     If a U.S. Investor has made a QEF election for all taxable years that such shareholder has held Common Stock and the Company was a PFIC, distributions and gain will not be deemed to have been recognized ratably over the U.S. Investor's holding period or subject to an interest charge, and gain on the sale of Common Stock will be characterized as capital gain. Instead, each U.S. Investor who has made a QEF election is required for each taxable year in which the Company is a PFIC to include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of the net capital gain of the Company as long-term capital gain, regardless of whether the Company has made any distributions of such earnings or gain.

     If the Company becomes a PFIC, if the Common Stock is marketable at that time (within the meaning of Section 1296(e) of the Code), a U.S. Investor may make a mark-to-market election with respect to the Common Stock. Under the election, any excess of the fair market value of the Common Stock at the close of any tax year over the U.S. Investor's adjusted basis in the Common Stock is included in the U.S. Investor's income as ordinary income. In addition, the excess of the adjusted basis at the close of any taxable year over the fair market value of the Common Stock is deductible against ordinary income in an amount equal to the lesser of the amount of such excess or the net mark-to-market gains on the Common Stock that the U.S. Investor included in income in previous years. If a U.S. Investor makes a mark-to-market election after the beginning of its holding period, the U.S. Investor does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

     The Company is currently not a PFIC, and does not expect to be a PFIC in the foreseeable future. However, because there are some uncertainties in the application of the PFIC rules, and because it is an annual test, there can be no assurance that the Company will not become a PFIC in any year.

     United States Backup Withholding

     A holder of Common Stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Common Stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of Common Stock if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Common Stock who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands ("BVI") as currently in effect, a holder of Common Stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the Common Stock and all holders of Common Stock are not liable to BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by the Company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the BVI, nor, as far as counsel is aware, is any such treaty or convention currently being negotiated.

China Taxation

     Taxation of the Sino-Foreign Joint Venture Enterprises

     Under the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (the "Tax Law"), a Sino-foreign joint venture is subject to a national tax on worldwide income at the rate of 30%. In addition, a local surtax of 3% is levied by the local government, resulting in a combined tax rate of 33%. In order to simplify tax administration, national and local income taxes are assessed and collected concurrently. Pursuant to the Tax Law, the national tax rate is reduced to 15% for joint ventures established in the Special Economic Zones of Hainan, Shantou, Shenzhen, Xiamen and Zhuhai that are engaged in production or business operations and in the ETDZs set up in China's open coastal cities that are production-oriented. Joint venture companies established in coastal economic open zones or in the old urban districts of cities where the Special Economic Zones or the ETDZs are located are subject to the national tax rate of 24%, if they are production-oriented, or the rate of 15%, if they are considered within the scope of projects encouraged by the state, such as energy and communications. The Tax Law does not impose withholding taxes on dividends distributed by a joint venture company.

     The Tax Law and related regulations provide a number of tax holidays and other preferential treatment for production-oriented enterprises with foreign investment scheduled to operate for a period of ten years or more. Such enterprises are eligible for a total exemption for taxation for two years commencing from the first profit-making year, and a 50% reduction in the subsequent three years. Longer tax reduction periods are available for "export-oriented enterprises" (50% reduction in income tax but not less than 10% for each year the venture exports 70% by value of its production) and "technologically advanced enterprises" (50% reduction in income tax but not less than 10% for an additional three years after the expiration of the normal tax holiday period). In addition, some local governments offer tax holidays and reductions with respect to local income surtax. The Tax Law also provides that if a foreign party reinvests its share of the profits in the joint venture or in another joint venture project in China with a term of operation of more than five years, it may be eligible, on application, for a refund of 40% of the income tax paid on the reinvested amount. A full refund may be applied for and granted if an existing investor invests or reinvests its share of profits in a "technologically advanced enterprise" or an "export oriented enterprise" with a term of operation of more than five years.

     Joint ventures also are required to pay a Value Added Tax if they are engaged in sales or provide processing, repair or installation services within, or import goods into, China; a Business Tax if they are engaged in service businesses or if they transfer intangible assets or sell immovable properties within China; and a Consumption Tax if they manufacture, subcontract for processing work or import certain enumerated consumer goods (such as tobacco, liquor, cosmetics, jewelry, fireworks and small motor vehicles). The Value Added Tax, Business Tax and Consumption Tax are essentially a turnover tax on imports, sales receipts and service income.

     The Value Added Tax has a general rate of 17% for most goods and services and a special rate of 13% for certain enumerated goods, including foodstuffs, printed matter, agricultural supplies, and certain public utilities for civilian uses. Certain items such as farm produce, contraceptive products, equipment used in science and research, compensatory trade manufacturing equipment and charitable items are exempt from the Value Added Tax. The Business Tax rate schedule groups taxable service into nine categories and imposes the tax at 3% to 5% for most services and 5% to 20% for entertainment services. The Consumption Tax rate schedule groups taxable products into 25 categories and imposes the tax at 14 rates ranging from 3% to 45%.

     An FIE is exempt from the Value Added Tax on raw material imported for production for exports, if the FIE is registered before January 1, 1994. In addition to the Value Added Tax, the Consumption Tax and the Business Tax, customs duties are levied on most goods imported into China. In general, items imported by joint ventures that are exempt from the Value Added Tax also are exempt from customs duties, except imports of certain office equipment and production equipment, even if the importation is within the limitation of an FIE's total investment. Joint ventures also may be liable for Land Appreciation Tax, which ranges from 30 to 60% on the gain on sale of land use rights, buildings and their attached facilities. Finally, joint ventures may be subject to Resources Tax on exploitation and production of selected natural resources.

     The Company's PRC joint ventures are subject to the Tax Law. Pursuant to the Tax Law, Sino-foreign equity joint venture enterprises generally are subject to an enterprises income tax at an effective rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. As the Company's PRC joint ventures are qualified as production oriented enterprises for an operating period of ten years or more, the joint ventures are eligible for two years of full exemption and a 50% reduction on enterprises income tax starting from the first profit-making year.

     Yantai is a joint venture established in Yantai, an ETDZ. Because Yantai qualifies as an FIE, its income tax rate is reduced to 24% and it is exempt from the local tax of 3%. Yantai also will be eligible for two years of full exemption and a 50% reduction on enterprises income tax starting from the first profit-making year based on the reduced tax rate.

     Most of the products of the Company's joint ventures are for overseas distribution. Accordingly, raw materials imported by the joint ventures related to their exported products should be exempt from the Value Added Tax and the Customs Duties.

     Generally, a joint venture will qualify as an FIE if the foreign investor's investment in the registered capital of the joint venture, either alone or together with other foreign investors, constitutes at least 25% of the total registered capital of the joint venture. Because the Company's Chinese joint ventures qualify or will qualify under the Tax Law, dividends and profit distributions received by the Company from its joint ventures will be exempt from any income tax, including any withholding tax.

     Income received by the Company from sources in China, such as dividends (other than dividends from FIEs), interest, rent and royalties, will be subject to a withholding tax of 20%. The 20% withholding tax rate will be reduced to 10% if the income is received from sources in the Special Economic Zones, the Coastal Open cities, the Pudong New Area in Shanghai and the Coastal Open Economic Zones.

     In the event the Company transfers its interest in its Chinese joint ventures, the amount received in excess of its original capital contribution would be subject to withholding tax at the rate of 20%. The disposition may be subject to certain taxes, including, but not limited to, the Business Tax of 5% of the Company's interest and a stamp duty of 0.05% on the transfer value.

     In the event the Company's joint ventures are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds the Company's paid-in capital would be income from liquidation, which would be subject to income tax at the rate the Company would be subject to under the Tax Law and related regulations.

Item 8. Selected Financial Data.

     The Company was incorporated on January 3, 1996, but did not conduct any operations during 1996. The following table, which sets forth selected financial data of the Company, reflects the operations of Yantai and Dnon Tech only from October 1, 1997, and the activities of Yongxin and Daming only from January 1, 1997. The following data are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to the consolidated financial statements, which begin on page F-3.


                                           1993(1)        1994(1)        1995(1)       1996(2)        1997           1997
                                                         (Amounts in thousands, except per share data)
                                            RMB             RMB           RMB            RMB           RMB           US$
For the year:
   Sales                                     23,444         68,789         96,713       143,684       239,429        28,918

   Cost of goods sold                      (15,767)       (51,798)       (69,977)      (96,350)     (151,539)      (18,303)
   Selling and administrative expenses         (60)          (634)        (2,615)       (4,511)      (13,784)       (1,665)
   Interest income (expenses), net            2,348        (1,689)        (3,214)       (1,037)         6,274           758
   Other (expenses) income, net                -             (219)           (36)         (114)         2,852           345
                                               ----          -----           ----         -----         -----           ---
   Total costs and expenses                (13,479)       (54,340)       (75,842)     (102,012)     (156,197)      (18,865)
                                           --------       --------       --------     ---------     ---------      --------
   Income before income taxes                 9,965         14,449         20,871        41,672        83,232        10,053
   Provision for income taxes                  -              -           (2,077)       (7,411)      (15,059)       (1,819)
                                               ----           ----        -------       -------      --------       -------
   Income before minority interest            9,965         14,449         18,794        34,261        68,173         8,234
   Minority interest                           -              -             -             -          (15,738)       (1,901)
                                               ----           ----          -----         -----      --------       -------
   Net income                                 9,965         14,449         18,794        34,261        52,435         6,333
                                              =====         ======         ======        ======        ======         =====

   Earnings per common share                      -              -              -             -          8.55          1.03
At year end:
   Working capital (3)                       12,041          1,873          4,098        56,287       378,572        45,723
   Total assets                              35,083         86,098         88,775        90,143       515,737        62,289
   Short-term bank loans                      9,670         14,060         15,135        14,749        19,333         2,335
   Total liabilities (4)                     15,956         56,557         44,858        28,500        71,603         8,648
   Investors' equity                         19,128         29,541         43,917        27,556       379,840        45,876

--------------------
(1) The Company acquired an 80% equity interest in Yongxin and Daming, effective as of December 31, 1996 (the "Acquisition"). Because the Company is an investment holding company with no other business activities, the combined results of Yongxin and Daming (predecessor companies) as of and for the years ended December 31, 1993, 1994 and 1995 are presented.
(2) As the Acquisition was effective as of December 31, 1996, and no significant transactions took place on December 31, 1996, the income statement of Yongxin and Daming (predecessor companies) for the year ended December 31, 1996 has been presented in place of the period ended December 30, 1996, and the balance sheet of the Company as of December 31, 1996 has also been presented.
(3)  Represents current assets minus current liabilities.
(4) Excludes negative goodwill resulting from the acquisition of Yongxin and Daming, which became effective December 31, 1997, and from the acquisitions of Yantai and Dnon Tech, which became effective October 1, 1997.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion and analysis should be read in conjunction with the selected financial information set forth in Item 8 hereof and the financial statements and notes to the financial statements appearing elsewhere herein.

Overview

     The Company was formed in 1996 and, at present, owns 80% of the equity of each of Yongxin and Daming, 70% of the equity of Yantai and 90% of the equity of Dnon Tech.

     On September 25, 1997, the Company commenced the Offering of the Company's Common Stock. Concurrent with the Offering, the Company acquired the controlling interest in Yantai, an existing Chinese company involved in the production of deflection yokes, and Dnon Tech, an existing Chinese company involved in the production of enameled copper wire used in the manufacture of deflection yokes.

     In late 1997, the Company formed the Weihai joint venture to own and operate the new Weihai facility. The Company owns 80% of the equity in Weihai.

Results of Operations

Pro Forma: Year Ended December 31, 1997 Compared with 1996

     Although the functional currency of the Company's subsidiaries and the legal tender currency of China is the Renminbi ("RMB"), in order to facilitate understanding by U.S. Investors, the amounts reflected in the following discussion are in U.S. Dollars ("US$"). The effective exchange rate at December 31, 1997 was 8.2796 RMB per U.S. Dollar. No representation is made that RMB could have been or could be converted to U.S. Dollars at that rate on December 31, 1997 or at any other time.

     The following discussion is based upon the unaudited pro forma consolidated statement of income of the Company for the years ended December 31, 1996 and 1997, as if the Company had acquired Yongxin, Daming, Yantai and Dnon Tech at January 1, 1996 and 1997. The Company acquired an 80% interest in each of Yongxin and Daming effective December 31, 1996, and a 70% interest in Yantai and a 90% interest in Dnon Tech during the fourth quarter of 1997.


                         Pro forma consolidated results    Pro forma consolidated results   Year over Year
                             of operations for 1996           of operations for 1997           Increase
                                           Percent of                     Percent of
                            Amount          Net Sales        Amount        Net Sales          Percent
                            ------          ---------        ------        ---------          -------
                          (US$ '000)                       (US$ '000)
Net sales                   27,336          100.00%          36,585         100.00%             33.83%
Gross profit                 7,082           25.91%          13,060          35.70%             84.41%
Selling and                    966            3.53%           2,119           5.79%            119.36%
administrative
expenses
Income before                6,310           23.08%          11,870          32.44%             88.11%
income taxes
Net income                   4,383           16.03%           7,967          21.78%             81.77%

     General. Although results of operations for 1997 reflect increased net sales, gross profit and net income on a pro forma basis, late in the year, the Company's business began to be affected by the deterioration of economic conditions in the Asia Pacific Region. Many countries in the region began in late 1997 to experience considerable currency volatility and devaluation, high interest rates, stock market volatility and declining asset values, which contributed to net foreign capital outflows, an increase in the number of insolvencies and a marked decline in business and consumer spending. As a consequence, the Company's results of operations began to be adversely affected late in the year and are expected, at least through the first half of 1998, to continue to reflect the adverse effect of the deterioration of economic conditions in the Asia Pacific Region.

     Net Sales. Net sales for 1997 increased by $9,249,000, or approximately 33.8%, from $27,336,000 in 1996 to $36,585,000 in 1997, primarily due to increased volume in certain products resulting from improvements in production capacity, changes in the product mix to emphasize higher value-added units that command higher unit prices and margins and increased sales of manufacturing equipment to related companies from $2,315,000 in 1996 to $4,151,000 in 1997. Although net sales (of products other than manufacturing equipment) to customers other than Daewoo increased by $8,996,000, or approximately 78.8%, from $11,414,000 in 1996 to $20,410,000 in 1997, net sales to Daewoo decreased by $1,618,000, or approximately 11.9%, from $13,642,000 in 1996 to $12,024,000 in
1997, primarily due to the deterioration of economic conditions in the Asia Pacific Region, which, beginning in late 1997, caused the devaluation of the Korean Won, thereby reducing the purchasing power of Korean companies and customers. Total units sold increased by 282,825 units, or approximately 4.5%, from 5,573,857 units in 1996 to 5,826,682 units in 1997, which reflects increases in unit sales by product as follows:


                                    For the Year Ended December 31,
                               1997                             1996               Year Over Year Change
                    ----------------------------    ---------------------------   -----------------------
                                                                                      Units     Percent
       Product        Units     Percent of Total      Units     Percent of Total     Change      Change
                    ---------   ----------------    ----------  ----------------  -----------   ---------
Older Products
   14"  CPT         2,109,750        36.2%          2,007,880       36.0%           101,870
   20"  CPT         1,831,639        31.4%          1,957,800       35.1%          (126,161)
   21"  CPT           143,016         2.5%            521,998        9.4%          (378,982)
                    ---------        ----           ---------       ----           --------      -----
                    4,084,405        70.1%          4,487,678       80.5%          (403,273)     -8.99%

Newer Products
   16"  CPT            12,438         0.2%                 --        --              12,438
   25"  CPT         1,677,638        28.8%          1,018,111       18.3%           658,827
   29"  CPT            41,701         0.7%                 --        --              41,701
   14"  CDT            10,500         0.2%             67,368        1.2%           (56,868)
                    ---------        ----           ---------       ----           --------     ------
                    1,742,277        29.9%          1,086,179       19.5%           656,098      60.40%
                    ---------        ----           ---------       ----           --------     ------
   TOTAL            5,826,682       100.0%          5,573,857      100.0%           252,825       4.54%
                    =========       =====           =========      =====            =======     ======

     Gross Profit. Production capacity increases, increased sales of higher margin products and increased sales of manufacturing equipment to related companies resulted in improved gross profit margins. A 33.8% increase in net sales yielded an improvement in gross profit margin by nearly 10%, from $7,082,000, or 25.9%, in 1996, to $13,060,000, or 35.7%, in 1997. The
improvement in such margins reflects better utilization of facilities, relative improvements in production efficiency and the spread of corporate overhead expense over a larger base.

     Selling and Administrative Expenses. Selling and administrative expenses increased by $1,153,000, or approximately 119.4%, from $966,000, or 3.5% of net sales, in 1996, to $2,119,000, or 5.8% of net sales, in 1997. The increase in selling and administrative expenses represents an investment in organization to accommodate significant capacity increases.

     Income Before Income Taxes. Income before income taxes increased by $5,560,000, or approximately 88.1%, from $6,310,000, or 23.1% of net sales, in
1996 to $11,870,000, or 32.4% of net sales, in 1997. This change reflects the changes described above, as well as a decrease in net interest expense from $380,000 in 1996 to net interest income of $569,000 in 1997 (which resulted primarily from interest earned on the net proceeds of the Offering).

     Net Income. As a result of the foregoing, on a 33.8% increase in sales, net income increased by $3,584,000, or 81.8%, from $4,383,000, or 16.0% of net sales, in 1996, to $7,967,000, or 21.8% of net sales, in 1997.

Combined Results of Operations for Yongxin and Daming: Year ended
December 31,1996 Compared with 1995

The amounts reflected in the following analysis of the combined results of operations for Yongxin and Daming are in RMB.


                                                       December 31,
                              --------------------------------------------------------------
                                          1996                              1995
                              -----------------------------   ------------------------------
                                  Amount       Percentages         Amount        Percentages
                              --------------   ------------   ----------------   -----------
Net Sales..................   RMB143,683,800      100.0%       RMB96,712,985        100.0%
Gross Margin...............       47,333,623       32.9%          26,735,777         27.6%
Selling and Administrative
expenses...................        4,511,155        3.1%           2,614,942          2.7%
Income before income taxes.       41,671,652       29.0%          20,870,460         21.6%
Net Income.................       34,260,912       23.8%          18,794,452         19.4%

     Net Sales. Net sales increased by RMB46,970,815, or 48.6%, from RMB96,712,985 in 1995 to RMB143,683,800 in 1996. The increase was due primarily to strong unit sales because of increased demand for larger size CPTs. The increase was partially offset by an average per unit price decrease of 14% for deflection yokes for 25" CPTs.

     Gross Profit. Gross profit increased by RMB20,597,846, or 77.0%, from RMB26,735,777, or a gross profit margin of 27.6%, in 1995 to RMB47,333,623, or a gross profit margin of 32.9%, in 1996. The increase in gross profit margin was primarily attributable to reduced costs of raw materials through the increased use of local materials sources and fewer imported materials, partially offset by increases in the cost of raw materials for a new deflection yoke model for 21" CPTs. Gross profit also was affected by improvements in per unit allocated manufacturing overhead costs associated with higher sales volume, per unit cost of labor improvement due to productivity gains (despite average hourly labor rate increases) and quality control improvements evidenced by significantly lower failure rates.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,896,213, or 72.5%, from RMB2,614,942, or 2.7% of net sales, in 1995 to RMB4,511,155, or 3.1% of net sales, in 1996. The increase in selling and administrative expenses was primarily a result of a substantial increase in transportation costs and allocated management fees to Pianzhuan Group due to Yongxin's and Daming's larger proportion of Pianzhuan Group total sales. This increase was partially offset by cost savings due to product line reorganizations and reductions in stamp duty and auditing and accounting fees.

     Income Before Income Taxes. Income before income taxes increased by RMB20,801,192, or 99.7%, from RMB20,870,460, or 21.6% of net sales, in 1995 to
RMB41,671,652, or 29.0% of net sales, in 1996. This change reflects the changes described above, as well as a decrease in net interest expense from RMB3,214,077 to 1,036,500 (which resulted from increased net interest income and higher interest rates, as well as a foreign exchange gain).

     Net Income. Net income increased by RMB15,466,460, or 82.3%, from net income of RMB18,794,452, or 19.4% of net sales, in 1995 to RMB34,260,912, or 23.8% of net sales, in 1996. This change reflects the changes described above, as well as an increase in the provision for taxes by RMB5,333,740, or 257%, from RMB2,077,000 in 1995 to RMB7,410,740 in 1996 due to higher taxable income and a partial expiration of tax holiday benefits.

Combined Results of Operations for Yantai and Dnon Tech: Year ended December 31, 1996 Compared with 1995

     The amounts reflected in the following analysis of the combined results of operations for Yantai and Dnon Tech are in RMB.

                                                       December 31,
                              ---------------------------------------------------------------
                                          1996                             1995
                              -----------------------------   -------------------------------
                                   Amount       Percentage          Amount       Percentage
                              --------------   ------------   ---------------   -------------
Net Sales-- Yantai.........    RMB77,863,097                   RMB38,788,399
Net Sales-- Dnon Tech......        8,498,841                       1,208,769
Total net sales............       86,361,938       100.0%         39,997,168         100.0%
Gross Profit...............       11,624,384        13.5%            767,443           1.9%
expenses...................        3,493,746         4.0%          1,787,889           4.5%
Income before income taxes.        6,666,505         7.7%         (1,452,048)        (3.6)%
Net income.................        6,871,505         8.0%         (1,287,048)        (3.2)%

     Net Sales. Net sales increased by RMB46,364,770, or approximately 115.9%, from RMB39,997,168 in 1995 to RMB86,361,938 in 1996, due primarily to increases in unit sales due to increased exports and to a shift in production to deflection yokes for 14" and 20" CPTs at Yantai and to an increase in metric tons sold by Dnon Tech from 23 tons in 1995 to 176 tons in 1996. Dnon Tech's operations began in September 1995.

     Gross Profit. Gross profit increased by RMB10,856,941, from RMB767,443 or a gross profit margin of 1.9%, in 1995 to RMB11,624,384, or a gross profit margin of 13.5%, in 1996. The increase in gross profit margin was attributable to a decrease at Yantai in per unit manufacturing expenses due to greater unit production volume, savings on materials (due to the increased use of locally sourced materials and fewer imported materials) and the reduction in per unit labor costs because of productivity gains. At Dnon Tech, gross profit improved from a gross loss recorded in 1995 because of a 20.6% reduction in materials costs, which accounted for 90% of cost of sales, partially offset by increased labor and factory overhead costs on a per kilogram basis.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,705,857, or 95.4%, from RMB1,787,889, or 4.5% of net sales, in 1995 to RMB3,493,746, or 4.0% of net sales, in 1996. The decrease in selling and administrative expenses was primarily due to the leverage obtained from the increased net sales base and controlled expenses.

     Income Before Income Taxes. Income before income taxes increased by RMB8,118,553 from a loss of RMB(1,452,048) in 1995 to a gain of RMB6,666,505 in 1996. This change reflects the changes described above, as well as an increase in net interest expense from RMB812,146 to RMB2,116,853 (which resulted from an increase in short-term borrowings to fund operating expenses and higher interest rates).

     Net Income. Net income increased by RMB8,158,853 from a net loss of RMB(1,287,048) in 1995 to net income of RMB6,871,505 in 1996. This change reflects the changes described above, as well as an increase in deferred tax benefits of RMB40,000, from RMB165,000 in 1995 to RMB205,000 in 1996.

Liquidity and Capital Resources

     The Company increased its capital in October 1997 through an initial public offering with net proceeds to the Company of approximately $36.2 million. Immediately following the Offering, the Company applied approximately $5.5 million of the net proceeds of the Offering to consummate the acquisitions of Yantai and Dnon Tech.

     Approximately $13.1 million of the net proceeds of the Offering is being used for general corporate purposes and working capital, contributing to improved liquidity. The Company also relies on cash flow from operations and short-term borrowings from banks to meet its financial obligations. The Company uses such funds to finance working capital, capital expenditures for expansion of production facilities and payments of dividends. Subject to the availability of foreign currency, there are no restrictions on the ability of the subsidiaries to pay dividends to the Company and the other joint venture partners in the Company's subsidiaries. However, in certain circumstances, such as repayment of capital, approval is required by the State Administration of Foreign Exchange in order for a subsidiary to repay dividends.

     On a pro forma basis, at December 31, 1997, the Company had working capital of $45,723,000, compared to $6,868,000 at December 31, 1996. Changes in working capital included proceeds from the Offering in the amount of $36,241,000, a decrease in accounts receivable of $1,428,000, a decrease in inventories of $1,134,000 and an increase in payables of $1,346,000. Working capital includes approximately $18,200,000 maintained in a bank account of a related company in order to secure financing for the construction of the Company's Weihai facility. Pursuant to an agreement with the related company, the $18,200,000, plus interest in the amount of $489,000, or 5.375% per year, was paid to the Company in April 1998. Working capital also includes approximately $14,220,000, which is an amount due from related companies. See "Item 13 -- Interest of Management in Certain Transactions."

     In 1997, the Company had consolidated net cash flow from operating activities of $18,673,000, and Yantai and Dnon Tech had combined net cash flow from operating activities from January 1, 1997 to October 1, 1997 (the date of acquisition by the Company) of $2,393,000. The Company's pro forma net cash flow from operating activities for 1997, assuming the acquisitions of Yantai and Dnon Tech had been effective on January 1, 1997, was $21,066,000.

     At December 31, 1997, the Company had short-term borrowings outstanding of $2,335,000, with a weighted average interest rate of 8.5%. During 1997, short-term borrowings decreased by approximately $1,084,000, from $3,419,000 to $2,335,000.

     The Company's consolidated pro forma capital expenditures for 1997 (including the acquisition of Yantai and Dnon Tech as of October 1, 1997) were $6,119,000. At December 31, 1997, the Company had a total outstanding capital commitments for construction of factory facilities and purchase of machinery and equipment of approximately $3,147,000. The Company expects that capital expenditures during 1998 will be approximately $11,000,000. See "Item 1 -- Expansion Plans."

     The Company anticipates that it will be able to meet its ongoing cash requirements with cash generated from operations, proceeds from the Offering and borrowings, as needed, from existing banking relationships.

Impact of Inflation

     The rate of inflation in China has declined steadily from 21.7% in 1994 to 2.0% in 1997. During the past several years, the cost of labor and other expenses have been stable. Employees at Company facilities are paid at a higher wage rate than the average wages in the area and have not demanded wage increases in order to maintain real incomes. Raw material costs have declined, consistent with world-wide commodity prices. Additionally, most raw materials used by the Company are now sourced domestically at competitive prices denominated in Renminbi. Thus, the net effect of inflation on the Company's 1997 operations was insignificant.

Impact of the Year 2000

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to "00." The issue is whether the computer system will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     The Company has assessed its data-processing systems and believes them to be year 2000 compliant, with the exception of certain financial systems which will be either replaced or upgraded by August 1998.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk.


     Not applicable.

Item 10. Directors and Officers of Registrant.

     The directors and executive officers of the Company are as follows:


Name                      Age    Position(s) with Company
----------------------   -----   -------------------------------------------------

Du Qingsong (1)            51    Chairman of the Board and Chief Executive Officer
Li Lianjie                 59    Vice Chairman of the Board and Chief Operating Officer
Li Lei                     27    Chief Financial Officer
Yu Yan Qiang               28    Director and Senior Technology Advisor
Aaron Y.P. Li              51    Executive Vice President of Sales and Marketing
Mary Xia (1)               46    Director
To Shing Hoi               24    Director
Li Wenya                   26    Secretary
Robert Adler (2)(3)        63    Director
Hans Decker (2)(3)         68    Director

(1)  Member of Compliance Committee.
(2)  Member of Audit Committee.
(3)  Member of Compensation Committee.

     Du Qingsong has been the Chairman and Chief Executive Officer of the Company since its inception in January 1996 and the Chairman and Chief Executive Officer of Yongxin and Daming since their inception in 1992 and 1993, respectively. Mr. Du was also Chairman of Pianzhuan Group, a diversified group of companies, consumer and industrial electronics, transportation and chemicals businesses until June 1997. Prior to joining Pianzhuan Group, Mr. Du spent 11 years at Xinping Fertilizer Corp., the largest manufacturer of fertilizer in Shaanxi Province. In 1987, he became General Manager of this 4,000 employee organization. Previously he spent 10 years at Baihe Transportation Company, a large state-owned transportation company. He received his B.S. in Engineering from the Shaanxi Transportation University in 1969. Mr. Du is the Honor Professor of Xian Jiaotong University.

     Li Lianjie has been the Vice Chairman and Chief Operating Officer of the Company since its inception in January 1996. Mr. Li has over 30 years experience in research and development of deflection yoke products. Mr. Li has been a leading engineer in the design and development of key deflection yoke technologies, such as the winding process, and the ferrite core and separator design. He was the head of research and development of Pianzhuan Group from 1989 until January 1996. Previously, he was a senior engineer at IRICO for 10 years. From 1963 until 1973, he was a senior research associate at the Electronics Research and Design Institute of Xian, where he received numerous awards from the Ministry of Electronics Industry. He received his B.A. in Engineering from Xian Jiaotong University. Mr. Li devotes all of his business time to the Company.

     Li Lei has been the Chief Financial Officer of the Company since December 1997. Mr. Li had been Director of Financial Department of Xianyang Pianzhuan Group Corp. since July 1996. From November 1994 to July 1996, Mr. Li was manager of Xianyang Pianzhuan Development Co., Ltd. From July 1993 to November 1994, Mr. Li was a Deputy- Director of the International Marketing Department of Xianyang Pianzhuan Group Corp. Mr. Li received a B.S. in business from Harbin Ship Building Engineering Institute in 1993.

     Yu Yan Qiang has been a Director of the Company since December 1997. Previously, Mr. Yu had been President of Xi'an Penpal Electronics Co., Ltd. since January 1997. From February 1996 to January 1997, Mr. Yu was President of Weihai Xinhan Electronics Co., Ltd. From August 1995 to February 1996, Mr. Yu was Marketing Manager of Weihai Daewoo Electronics Co., Ltd. From July 1992 to August 1995, Mr. Yu was a Deputy-Director of the

International Marketing Department of Xianyang Pianzhuan Group Co. Mr. Yu received a B.A. in engineering from Xi'an Jiaotong University in 1992.

     Aaron Y.P. Li has been Executive Vice President of Sales and Marketing since April 1997. Mr. Li has been President of China Business Services, a consulting firm, since October 1996. From October 1995 until October 1996, Mr. Li was Director, Sales and Marketing for Greater China of Graco, Inc., a manufacturer of fluid handling equipment for automobiles. From September 1988 until October 1995, Mr. Li was Marketing Manager, Application Engineer of MTS Systems Corporation, a manufacturer of computer controlled motion simulation systems for structural evaluation and development. Mr. Li received a B.S. from Xian Jiaotong University, People's Republic of China in 1970, a M.S. in Engineering from Xian Jiaotong University in 1981 and a M.B.A. in Business from the University of Alberta, Canada. Mr. Li devotes all of his business time to the Company.

     Mary Xia has been a Director of the Company since its inception in January 1996. Since 1995, Ms. Xia has been Executive Vice President, a director, and an equity owner of FPRI, a company that provides financial services. Since 1992, Ms. Xia has been a director and the President of China Development Corp., where she focused on bringing United States capital market concepts to the China market. Ms. Xia received a B.A. from Hebei Teachers University in China in 1982, a M.A. in Economics from Scuola Mattei in Italy in 1986 and an M.B.A. from Long Island University in 1991.

     To Shing Hoi has been a Director of the Company since its inception in January 1996. Mr. To owns Billion West Trading Limited, a Hong Kong-based trading company. From 1993 to 1995, Mr. To was with the Hong Kong trading concern, Ben Force International Limited. Mr. To is Mr. Du's son.

     Li Wenya has been the Secretary of the Company since its inception in January 1996. Ms. Li was the Director of the General Manager's Office of Pianzhuan Group from July 1993 until January 1996. Ms. Li received a B.S. in shipping technology from Harbin Ship Building Engineering Institute in 1993. Ms. Li devotes all her business time to the Company.

     Robert Adler has been a Director of the Company since October 1997. Since November 1991, Mr. Adler has been Vice President, Senior Investment Officer of BHF Securities Corp., an investment company. From January 1991 to October 1991, Mr. Adler was Vice President of Vital Management & Consulting Corp., a consulting company. From July 1985 to December 1990, Mr. Adler was Vice President, Senior Investment Officer of DG Bank, New York branch.

     Hans Decker has been a Director of the Company since October 1997. Since 1993, Mr. Decker has been an Adjunct Professor at Columbia University, School of International and Public Affairs. From 1990 to 1992, Mr. Decker was Vice Chairman of Siemens Corp., USA, an electronics corporation. From 1971 to 1990, Mr. Decker was President of Siemens Corp.

Board Committees

     The Board of Directors has an Audit Committee, a Compensation Committee and a Compliance Committee. The Audit Committee, the members of which are the Company's independent directors, Robert Adler and Hans Decker, oversees actions taken by the Company's independent auditors and review the scope and results of the Company's accounting and control procedures. The Compensation Committee, the members of which are the Company's independent directors, Robert Adler and Hans Decker, reviews and approves the compensation of executives of the Company and makes recommendations to the Board of Directors with respect to standards for setting compensation levels. The Compliance Committee, the members of which are Du Qingsong and Mary Xia, oversees compliance with securities laws governing insider trading and tipping.

Item 11. Compensation of Directors and Officers.

     The aggregate amount of compensation paid by the Company and its consolidated subsidiaries to all the Company's directors and executive officers during 1997 was approximately $82,732. In addition, the Company set aside $3,172 for pension and other similar benefits for its directors and executive officers during 1997.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

     In October 1997, the Company granted Barington Capital Group, L.P. and Value Investing Partners, Inc., the representatives of the Underwriters, an option to purchase 365,500 shares of Common Stock at $13.20 per share. Also, the Company granted FPRI and several other advisors to the Company options to purchase an aggregate of 94,500 shares of Common Stock at $13.20 per share. These options are exercisable until October 1, 2002. As of December 31, 1997, none of these options had been exercised. See "Item 13 -- Interest of Management in Certain Transactions."

1997 Employee Stock Option Plan

     A total of 300,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Employee Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is 10 years. As of December 31, 1997, no options had been granted under the Option Plan.

Item 13. Interest of Management in Certain Transactions.

Acquisitions of Yongxin, Daming, Yantai and Dnon Tech

     Yongxin was formed in 1993 as a joint venture between Pianzhuan Group (45%) and Hong Kong Yongxin Technology Development Co., Ltd. ("Hong Kong Yongxin") (55%), a Hong Kong company. In September 1993, Hong Kong Yongxin transferred its entire interest in Yongxin to Hong Kong Cao Trading Company Ltd. ("Cao"), an international trading organization. In 1994, Tomei Trading Company Ltd. ("Tomei"), a major Japanese deflection yoke component parts supplier, purchased from Cao its 55% interest in Yongxin for $300,000. In December 1995, Xianyang Pianzhuan Development Co. Ltd. (the "Key Employees Company"), which is owned by certain employees of the Company (including Mr. Du, who owns 0.3% of the Key Employees Company) and of which Mr. Du is Chairman, purchased from Pianzhuan Group its 45% interest in Yongxin for $991,681. In the same month, Tomei purchased from the Key Employees Company a 25% interest in Yongxin for $525,000, thereby reducing the Key Employees Company's interest in Yongxin from 45% to 20%, and increasing Tomei's interest in Yongxin from 55% to 80%. In May 1996, the Company purchased Tomei's 80% interest in Yongxin for $1,680,000. In addition to the purchase price, Tomei had previously received cash dividends of $41,215 from Yongxin. The agreement to effect the acquisition of Tomei's interest was based on a pre-existing oral understanding between Mr. Du and Tomei. At present, the Company owns 80% of Yongxin, and the Key Employees Company owns 20% of Yongxin.

     Daming was formed in 1992 as a joint venture between Pianzhuan Group (75%) and Tomei (25%). In December 1995, the Key Employees Company purchased from Pianzhuan Group its 75% interest in Daming for $1,124,868. In the same month, Tomei purchased from the Key Employees Company a 55% interest in Daming for $990,000, thereby reducing the Key Employees' interest in Daming from 75% to 20% and increasing Tomei's interest in Daming from 25% to 80%. In May 1996, the Company purchased Tomei's 80% interest in Daming for $1,440,000. The agreement to effect the acquisition of Tomei's interest was based on a pre-existing oral understanding between Mr. Du and Tomei. At present, the Company owns 80% of Daming, and the Key Employees Company owns 20% of Daming.

     Yantai was formed in 1993 as a joint venture among Pianzhuan Group (45%), Tomei (25%) and Muping Gold Industrial Co. ("Gold") (30%), a Chinese gold mining and gold product manufacturer. In 1994, Gold sold one-third of its 30% (i.e., 10%) interest in Yantai to Daewoo Electronic Components Co., Ltd., an affiliate of Daewoo ("Daewoo Electronics"). In December 1996, the Company entered into an agreement with Pianzhuan Group and Tomei to purchase their 70% interest in Yantai (i.e., 45% from Pianzhuan Group and 25% from Tomei) for $2,800,000 in the aggregate, the closing of which occurred contemporaneously with the closing of the Offering. As a consequence, the Company owns 70% of Yantai, Gold owns 20% of Yantai and Daewoo Electronics owns 10% of Yantai.

     Dnon Tech was formed in 1993 as a joint venture among Pianzhuan Group (45%), Xian Jiao Tong University Electrical Technical Engineering Limited (the "University") (10%), a Chinese company, Wainlink Enterprises Limited ("Wainlink") (25%), a Hong Kong company, and Dea Tech (20%). In December 1996, the Company entered into an agreement with Pianzhuan Group, the University, Wainlink and Dea Tech to purchase 90% of Dnon Tech (72.5% from Pianzhuan Group, 5% from the University and 12.5% from Wainlink) for $2,700,000 in the aggregate, the closing of which occurred contemporaneously with the closing of the Offering. As a consequence, the Company owns 90% of Dnon Tech and Dea Tech owns 10% of Dnon Tech.

Formation and Financing of Weihai

     In late 1997, the Company formed a new joint venture subsidiary, Weihai Gaoxin Daewoo Electronic Components Co., Ltd., to own and operate its newly constructed deflection yoke manufacturing facility in Weihai. The Company contributed $2.8 million for an 80% interest in Weihai, the Key Employees Company contributed $350,000 for a 10% interest and Daewoo Electronics has agreed to contribute $350,000 for a 10% interest.

     Approximately $14.3 million of the net proceeds of the Offering is being used for the installation of the Weihai facility. However, in order to conserve its U.S. currency and to avail itself of certain tax and customs benefits, the Company did not pay such proceeds directly to contractors and vendors of machinery and equipment for installation of the facility. See "Item 1 -- Risk Factors -- Risks Relating to China -- Government Control of Currency Conversion and Exchange Rate Risks." Instead, in late 1997, the Company transferred $18.2 million in cash to the Key Employees Company, which used it as security to obtain loans denominated in RMB to finance the installation of the Weihai facility. (The $18.2 million, plus interest equal to approximately $489,000, or 5.375% per year, was transferred back to the Company in April 1998, with the remainder of the construction loans secured by the fixed assets of the Key Employees Company.) In the first quarter of 1998, the Company incurred RMB44.3 million, or approximately $5.4 million, for costs relating to the installation of the Weihai facility. The Company expects to incur additional costs in the second and third quarter, relating to such installation. The Company is currently negotiating an agreement with the Key Employees Company for the transfer of the completed facility to Weihai. The facility is expected to be completed by October 1998.

Relationship With Pianzhuan Group

     Historically, Pianzhuan Group conducted a substantial portion of the Company's sales in China and its marketing activities. In 1996 and 1997, the Company effected $13,451,068 and $19,131,000 of sales, respectively, through Pianzhuan Group. In addition, Pianzhuan Group has conducted sales and marketing activities for other members of the family of companies affiliated with Pianzhuan Group.

     The subsidiaries of the Company and these members of the Pianzhuan Group family of companies have agreed that the Members may not sell or market deflection yokes in China. In addition, the Company has appointed Pianzhuan Group as its exclusive sales and marketing agent with respect to deflection yokes to be sold in China. In connection with such arrangements, Pianzhuan Group has agreed that it will sell or market in China only the Company's deflection yokes. Subject to certain conditions, these agreements will terminate on October 1, 2007, unless sooner terminated by the Company. There can be no assurance that such agreements will be enforced by a Chinese court. See "Item 1 -- Risk Factors -- Risks Relating to China."

     During 1996 and 1997, Pianzhuan Group provided sales and marketing, research and development and various administration and management services to Yongxin, Daming, Yantai and Dnon Tech, in consideration for which those companies paid Pianzhuan Group, on a proforma consolidated basis, $441,631 in 1996 and $783,250 in 1997. The Company believes that the terms of such services were at least as favorable to Yongxin, Daming, Yantai and Dnon Tech as could have been obtained from unaffiliated third parties.

     The Company intends to rely increasingly on its own personnel and resources in these areas. See "Item 1 -- Sales and Marketing." However, the agreement with Pianzhuan Group provides that, to the extent the Company requests such services from Pianzhuan Group in the future, Pianzhuan Group will provide those services, and the Company will pay Pianzhuan Group its proportionate share of the costs of these services.

     The Company leases space in the city of Xianyang from Pianzhuan Group. The Company believes that the terms of its leases are at least as favorable as could be obtained from unaffiliated third parties and its Members.

     In addition, during 1996 and 1997, the Company and its subsidiaries and Pianzhuan Group and its Members engaged in various other transactions, for which the Company and its subsidiaries paid Pianzhuan Group and the various Members approximately $11,472,742 and $14,243,321, respectively, and Pianzhuan Group and various Members paid the Company and its subsidiaries $13,965,285 and $26,754,433, respectively. As of December 31, 1997, Pianzhuan Group and its Members owed the Company approximately $14,221,000. Amounts paid by the Company and its subsidiaries to Pianzhuan Group and various Members primarily reflect purchases of enameled copper wire and, to a lesser extent, machinery that were ordered through Pianzhuan Group. Having completed the acquisition of Dnon Tech, the Company owns its own source of enameled wire, thereby eliminating a substantial portion of these intercompany transactions. Amounts paid by Pianzhuan Group and various Members to the Company primarily represent payments for purchases of deflection yokes manufactured by the Company and sold through the Pianzhuan Group and, to a lesser extent, machinery sold by Daming. The Company believes that the terms of such transactions were at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     Pianzhuan Group has guaranteed short-term bank loans of Daming, the outstanding balance of which was approximately $1.5 million at each of December 31, 1996 and December 31, 1997.

     Mr. Du entered into an employment agreement with the Company, pursuant to which Mr. Du agreed that, until at least October 1, 2002, he will devote at least 75% of his business time to the Company. Nonetheless, Pianzhuan Group and the Company may from time to time compete for Mr. Du's time and attention.

Other Matters

     Daewoo Electronics owns 10% of the equity of Yantai. During 1996 and 1997, the Company's sales to Daewoo were $13,633,307 and $12,711,000 respectively. The Company believes the terms of such sales were at least as favorable as could have been obtained from unaffiliated third parties. In addition to purchases from Yantai, Daewoo provides on-the-job training at its facilities in Korea to certain employees of Yantai to ensure that the quality of the products manufactured by Yantai will meet Daewoo's specifications and requirements. Yantai does not charge Daewoo for the work performed by Yantai employees and Daewoo does not charge Yantai for training Yantai's employees.

     During 1996 and 1997, the Company and its subsidiaries engaged in various transactions with joint venture partners. The following table sets forth amounts paid by the Company and its subsidiaries to these joint venture partners, and the amounts these joint venture partners paid to the Company and its subsidiaries, during the periods indicated:

                                                      1996              1997
                                                      ----              ----
     Amounts paid by the Company and its            $629,106            $3,668
     subsidiaries to:
     Gold.......................................

     Amounts paid to the Company and its
     subsidiaries by
     Daewoo.....................................   9,526,000       $12,801,000


     Amounts paid by the Company to Gold, its joint venture partner in Yantai, represent equipment purchased by the Company for its facilities, and amounts paid by Daewoo to the Company represent purchases of deflection yokes by Daewoo. The Company believes that the terms of these transactions were at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     In 1996 and 1997, Mr. To purchased 4,559,000 shares of Common Stock for $3,321,000, and 291,000 shares of Common Stock were issued to FPRI at par value, for financial advisory services to the Company. In September 1997, FPRI transferred 48,500 shares to the Company.

     In connection with the Offering, Mr. Du and his son, Mr. To, have entered into an agreement, pursuant to which Mr. To has agreed that, until October 1, 2007, (a) he will not sell or otherwise dispose of any of his shares of Common Stock without Mr. Du's prior written consent, and (b) he will vote his shares as Mr. Du directs.

     In connection with the Offering, FPRI received from the Company options entitling it to purchase 29,500 shares of Common Stock for a purchase price equal to $13.20 per share in consideration for financial advisory services to the Company in connection with this Offering.

     In connection with the Offering, Mr. Robert Adler, a director of the Company, received from the Company options entitling him to purchase 10,000 shares of Common Stock for a purchase price equal to $13.20 per share in consideration for financial advisory services to the Company in connection with this Offering.

     In connection with the Offering, other advisors received options to purchase, in the aggregate, 55,000 shares of Common Stock for a purchase price equal to $13.20 per share. Each of the advisors received such options in consideration for financial advisory services to the Company in connection with this Offering. None of them has any other relationship or affiliation with the Company or its management.

                                     PART II

Item 14. Description of Securities to be Registered.

     Not Applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

     None.


Item 16. Changes in Securities, Changes in Security for Registered Securities.

     None.



                                      III-1

                                     PART IV

Item 17. Financial Statements.

     Not Applicable.

Item 18. Financial Statements.

 Index to Consolidated Financial Statements of Asia Electronics Holding Co. Inc.

                                                                                         Page
                                                                                         ----
Report of Independent Public Accountants..............................................   F-1
Consolidated Statement of Income for the Year Ended December 31, 1997.................   F-2
Consolidated Balance Sheets as of December 31, 1996 and December 31, 1997.............   F-3
Consolidated Statements of Cash Flows for the Period from January 3, 1996
  (Date of Incorporation) to  December 31, 1996
  and for the year ended December 31, 1997............................................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the Period from
  January 3, 1996 (Date of Incorporation) to December 31, 1996 and for the
  year ended December 31, 1997........................................................   F-7
Notes to the Consolidated Financial Statements........................................   F-8

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                     CONSOLIDATED FINANCIAL STATEMENTS AS OF
                     ---------------------------------------

                           DECEMBER 31, 1996 AND 1997
                           --------------------------

                    AND FOR THE YEAR ENDED DECEMBER 31, 1997
                    ----------------------------------------

                         TOGETHER WITH AUDITORS' REPORT
                         ------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To: ASIA ELECTRONICS HOLDING CO. INC.


We have audited the accompanying consolidated balance sheets of Asia Electronics Holding Co. Inc. (the "Company"), incorporated in the British Virgin Islands, and its subsidiaries as of December 31, 1996 and 1997, the related consolidated statement of income for the year ended December 31, 1997 and the related consolidated cash flows and changes in stockholders' equity for the period from January 3, 1996 (date of incorporation) to December 31, 1996 and for the year ended December 31, 1997, expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1996 and 1997, the results of their operations for the year ended December 31, 1997 and their cash flows for the period from January 3, 1996 (date of incorporation) to December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles in the United States of America.


                                           /s/ ARTHUR ANDERSEN & CO.


Hong Kong,
June 23, 1998.

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                  (Amounts in thousands, except per share data)


                                           Notes
                                                          Rmb       US$
Sales to
    -  a related company                    14          192,769      23,282
    -  a joint venture partner              14           16,651       2,011
    -  others                                            30,009       3,625
                                                      ---------     -------

                                            18          239,429      28,918
                                                      ---------     -------

Cost of goods sold                          14        (151,539)    (18,303)
Selling and administrative expenses         14         (13,784)     (1,665)
Interest income, net                        14            6,274         758
Other income, net                            5            2,852         345
                                                      ---------     -------

Total costs and expenses                              (156,197)    (18,865)
                                                      ---------     -------

Income before income taxes                  18           83,232      10,053
Provision for income taxes                   6         (15,059)     (1,819)
                                                      ---------     -------

Income before minority interest                          68,173       8,234
Minority interest                                      (15,738)     (1,901)
                                                      ---------     -------

Net income                                               52,435       6,333
                                                      =========    ========

Earnings per common share                                  8.55        1.03
                                                      =========    ========

Weighted average number of common shares
 outstanding (000's)                                      6,132       6,132
                                                      =========    ========

     The accompanying notes are an integral part of this inancial statement.

Translation of amounts from Renminbi (Rmb) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on December 31, 1997 of US$1.00 = Rmb8.2796. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on December 31, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1996 AND 1997
          ------------------------------------------------------------
                             (Amounts in thousands)


                                                      Note           1996            1997             1997
                                                     ------         ------          -----            ------
                                                                     Rmb             Rmb              US$
ASSETS
Current assets:
   Cash and cash equivalents                                        8,935         118,987            14,372
   Accounts receivable                                             15,713           4,014               485
   Due from joint venture partners                    14                -           6,947               839
   Due from related companies                         14           31,926         268,430            32,420
   Inventories                                         7           21,065          27,128             3,276
   Prepayments and deposits                                             -          12,336             1,490
   Other receivables                                                    -           2,031               245
   Other current assets                                             1,592           1,261               152
   Value-added tax credit                                           4,575           8,064               974
                                                                   ------         -------            ------
         Total current assets                                      83,806         449,198            54,253
Property, plant and equipment, net                     8            6,337          66,539             8,036
                                                                   ------         -------            ------
         Total assets                                 18           90,143         515,737            62,289
                                                                   ======         =======            ======

LIABILITIES AND STOCKHOLDERS'
   EQUITY

Current liabilities:
   Short-term bank loans                               9           14,749          19,333             2,335
   Accounts payable                                                     -           1,610               194
   Due to related companies                           14                -           4,738               572
   Accrued expenses                                                 6,072          11,726             1,416
   Value-added tax payable                                          2,401          17,018             2,056
   Income taxes payable                                             3,628          13,329             1,610
   Deferred taxation                                  10              669           2,872               347
                                                                   ------         -------            ------
         Total current liabilities                                 27,519          70,626             8,530
Negative goodwill                                                  18,369          22,368             2,702
Deferred taxation                                     10              981             977               118
                                                                   ------         -------            ------
         Total liabilities                                         46,869          93,971            11,350
                                                                   ------         -------            ------
Minority interest                                                  15,718          41,926             5,063
                                                                   ------         -------            ------
Stockholders' equity:
   Common stock, par value US$0.01 each, 30,000,00
       shares authorized; 10,091,500 shares issued
       and outstanding                                                398             837               101
   Additional paid-in capital                                      27,158         326,800            39,471
   Dedicated capital                                  12                -          15,482             1,870
   Cumulative translation adjustment                                    -           (206)              (25)
   Retained earnings                                                    -          36,927             4,459
                                                                   ------         -------            ------
       Total stockholders' equity                                  27,556         379,840            45,876
                                                                   ------         -------            ------
       Total liabilities and stockholders' equity                  90,143         515,737            62,289
                                                                   ======         =======            ======


   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (Rmb) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on December 31, 1997 of US$1.00 = Rmb8.2796. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on December 31, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

         FOR THE PERIOD FROM JANUARY 3, 1996 (DATE OF INCORPORATION) TO
         --------------------------------------------------------------

           DECEMBER 31, 1996 AND FOR THE YEAR ENDED DECEMBER 31, 1997
           ----------------------------------------------------------

                             (Amounts in thousands)



                                                                     1996              1997              1997
                                                                    ------            ------            ------
                                                                      Rmb               Rmb               US$
Cash flows from operating activities:
Net income                                                                -            52,435             6,333
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation of property, plant and equipment                          -             3,053               369
   Gain on disposal of property, plant and equipment                      -             (232)              (28)
   Amortization of negative goodwill                                      -           (2,485)             (300)
   Minority interest                                                      -            15,738             1,901
   Provision for deferred taxation                                        -             2,634               318
(Increase) decrease in assets, net of effects from purchase of subsidiaries:
   Accounts receivable                                                    -            10,589             1,279
   Due from joint venture partners                                        -             2,458               297
   Due from related companies                                             -         (244,334)          (29,510)
   Inventories                                                            -            10,122             1,223
   Prepayments and deposits                                               -          (10,260)           (1,239)
   Other receivables                                                      -             (691)              (83)
   Other current assets                                                                    20                 2
   Value-added tax credit                                                 -           (3,489)             (421)
Increase (decrease) in liabilities, net of effects from purchase of subsidiaries:
   Accounts payable                                                       -           (3,791)             (458)
   Due to related companies                                               -          (15,158)           (1,831)
   Accrued expenses                                                       -             4,185               505
   Value-added tax payable                                                -            14,888             1,798
   Income taxes payable                                                   -             9,701             1,172
                                                                   -------           -------            ------
       Net cash used in operating activities                              -         (154,617)          (18,673)
                                                                   -------           -------            ------

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired                  (18,621)          (22,195)           (2,680)
Acquisition of property, plant and equipment                              -          (28,470)           (3,439)
Proceeds from disposals of property, plant and equipment                  -            14,990             1,810
                                                                   -------           -------            ------
   Net cash used in investing activities                           (18,621)          (35,675)           (4,309)
                                                                   -------           -------            ------

                                                                     (Continued)

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)
                 ----------------------------------------------

         FOR THE PERIOD FROM JANUARY 3, 1996 (DATE OF INCORPORATION) TO
         --------------------------------------------------------------

           DECEMBER 31, 1996 AND FOR THE YEAR ENDED DECEMBER 31, 1997
           ----------------------------------------------------------

                             (Amounts in thousands)



                                                                     1996              1997              1997
                                                                    ------            ------            ------
                                                                      Rmb               Rmb               US$
Cash flows from financing activities:
Repayment of short-term bank loans                                        -           (2,473)             (298)
Issuance of common stock                                             27,556           300,065            36,241
Contributions from minority stockholders                                  -             2,968               358
Others                                                                    -              (10)               (1)
                                                                    -------           -------           -------
       Net cash provided by financing activities                     27,556           300,550            36,300
                                                                    -------           -------           -------

Effect of exchange rate changes                                           -             (206)              (25)

Net increase in cash and cash equivalents                             8,935           110,052            13,293
Cash and cash equivalents, beginning of year                              -             8,935             1,079
                                                                    -------           -------           -------

Cash and cash equivalents, end of year                                8,935           118,987            14,372
                                                                    =======           =======           =======

Supplementary information
   Interest received                                                      -             1,551               187
   Interest paid                                                          -               867               105
   Income taxes paid                                                      -             2,723               329


                                                                     (Continued)

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)
                 ----------------------------------------------

         FOR THE PERIOD FROM JANUARY 3, 1996 (DATE OF INCORPORATION) TO
         --------------------------------------------------------------

           DECEMBER 31, 1996 AND FOR THE YEAR ENDED DECEMBER 31, 1997
           ----------------------------------------------------------

                             (Amounts in thousands)



Supplemental schedule of non-cash investing activities

In October 1997, the Company purchased 90% equity interest in Dnon Tech Special Electro Technique Co., Ltd and 70% equity interest in Yantai Daewoo Electronic Components Co., Ltd. for a total consideration of approximately Rmb45,569,000. In conjunction with the acquisitions, liabilities assumed were as follows:

                                                                Rmb        US$
Fair value of assets acquired                                  76,664      9,259

Less:
Cash paid for the equity interest, net of cash acquired      (22,195)    (2,680)
Negative goodwill                                             (4,203)      (508)
Minority interest                                            (12,924)    (1,561)
                                                             -------     ------
Liabilities assumed                                           37,342      4,510
                                                             =======     ======


   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (Rmb) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on December 31, 1997 of US$1.00 = Rmb8.2796. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on December 31, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

         FOR THE PERIOD FROM JANUARY 3, 1996 (DATE OF INCORPORATION) TO
         --------------------------------------------------------------

           DECEMBER 31, 1996 AND FOR THE YEAR ENDED DECEMBER 31, 1997
           ----------------------------------------------------------

                             (Amounts in thousands)



                                        Additional              Cumulative
                                         paid-in    Dedicated   translation  Retained
                           Common stock   capital     capital    adjustment   earnings   Total
                           ------------ ----------  ----------  -----------  ---------  -------
                               Rmb         Rmb         Rmb          Rmb        Rmb       Rmb
Issuance of common stock        398       27,158            -            -          -    27,556
                                ---      -------       ------        ----      ------   -------
Balance as of December 31,
   1996                         398       27,158            -            -          -    27,556

Net income                        -            -            -            -     52,435    52,435

Issuance of common stock        435      299,630            -            -          -   300,065
Foreign exchange                  -
   translation adjustments                     -            -        (206)          -     (206)
Transfer to dedicated capital
   (Note 12)                      -            -       15,492            -   (15,492)         -
Others                            4           12         (10)            -       (16)      (10)
                                ---      -------       ------        ----      ------   -------
Balance as of December 31,      837      326,800       15,482        (206)     36,927   379,840
   1997                         ===      =======       ======        ====      ======   =======


   The accompanying notes are an integral part of these financial statements.

                        ASIA ELECTRONICS HOLDING CO. INC.
                        ---------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES
     -------------------------------------

     Asia Electronics Holding Co. Inc. (the "Company") was incorporated in the British Virgin Islands on January 3, 1996 as a holding company to acquire, effective December 31, 1996, 80% equity interests in Xianyang Daming Electronic Co., Limited ("Daming") and Xianyang Yongxin Electronic Co., Limited ("Yongxin"), two Sino-foreign equity joint venture enterprises incorporated in the People's Republic of China (the "PRC"). Upon incorporation, the authorized common stock of the Company was US$50,000 divided into 50,000 shares of US$1.00 each. Pursuant to a directors' resolution passed on June 24, 1997, the total authorized capital of the Company was increased from US$50,000 to US$300,000 divided into 30,000,000 shares of US$0.01 each, and each outstanding share was split into 100 shares with par value of US$0.01 each.

     On October 1, 1997, the Company completed the offering of 5,290,000 shares of common stock at an initial public offering price of US$8.00 per share (the "Offering"). The net proceeds from this Offering, after underwriters discounts and commissions and other expenses, was approximately Rmb300,065,000. The Company also issued 242,500 shares to First Pacific Rim (B.V.I.) Inc., a stockholder, for financial advisory services performed in connection with the public offering.

     The Company is an investment holding company. During the years ended December 31, 1996 and 1997, the Company completed the following acquisitions:

     a. As discussed above, the Company acquired an 80% interest in Daming and Yongxin, effective as of December 31, 1996. Pursuant to an outstanding informal agreement, the purchase prices were based upon the proportionate amounts of the paid-in capital of both companies at the acquisition date of approximately Rmb25,895,000. The acquisitions were accounted for as purchases. The purchase prices were allocated to the acquired assets and assumed liabilities and resulted in an excess of the total net fair value over the purchase prices of approximately Rmb43,716,000. Such excess was applied, first to reduce the proportionate value of the acquired long-term assets (principally property, plant and equipment) to zero, and the remainder (approximately Rmb18,369,000) was classified as negative goodwill. Such negative goodwill is being amortized over a period of ten years. During the year, the Company disposed of certain equipment acquired as a result of the above acquisitions which resulted in an increase in the negative goodwill of approximately Rmb6,483,000. The operating results of Daming and Yongxin have been included in the consolidated statement of income effective January 1, 1997. Inventory was transferred and recorded at fair market value upon the acquisition. The revalued inventory was sold in the first quarter of 1997 and resulted in an increase in cost of goods sold by approximately Rmb7,150,000.

     b. In October 1997, the Company acquired a 90% interest in Xianyang Dnon Tech Special Electro Technique Co., Ltd. ("Dnon Tech") and a 70% interest in Yantai Daewoo Electronic Components Co., Ltd ("Yantai"), two Sino-foreign joint ventures incorporated in the PRC, for approximately Rmb45,569,000. The acquisitions were accounted for as purchases. The purchase prices were allocated to the acquired assets and assumed liabilities and resulted in an excess of the total net fair value over the purchase prices of approximately Rmb4,203,000. Such excess amount was applied to reduce the proportionate value of the acquired long-term assets (principally property, plant and equipment). The operating results of Dnon Tech and Yantai have been included in the consolidated statement of income effective October 1, 1997. Inventory was transferred and recorded at fair market value upon the acquisition. The revalued inventory was sold in the fourth quarter of 1997 and resulted in an increase in cost of goods sold by approximately Rmb1,096,000.

     The following represents the unaudited pro forma effect of the acquisitions on the results of operations of the Company and its subsidiaries (the "Group") for the years ended December 31, 1996 and 1997, as if all the acquisitions had occurred on January 1, 1996 and 1997. Please see Note 21 for details of pro forma consolidated statement of income for 1997.



      Unaudited
      ---------
                                                1996                   1997
                                        -------------------     -------------------
                                            Rmb        US$        Rmb        US$
                                        ---------    -------    -------     --------
                                        (Amounts in thousands, except per share data)
Sales                                    226,612     27,336     302,910     36,585

Net income                                36,329      4,383      65,965      7,967

Earnings per common share                   6.44       0.78        9.53       1.15

Pro forma weighted average number of
      common shares outstanding            5,638      5,638       6,920      6,920

     During the year, the Company entered into a joint venture and established an 80% owned subsidiary named Weihai Gaoxin Daewoo Electronic Components Co., Ltd. ("Weihai") in the PRC. Weihai is to be engaged principally in the manufacturing of deflection yokes and was dormant from the date of incorporation to December 31, 1997.

     The Company's subsidiaries (the "Subsidiaries") are principally engaged in the manufacturing of deflection yokes for sale to customers in the PRC and overseas. They are also engaged in the manufacturing of deflection yoke production machines for sale to related companies, and enameled copper wire for sale to related companies and other customers in the PRC.

     Details of the Subsidiaries are summarized as follows:


                                              Percentage
                                              of equity             Place of
     Name                                     ownership          incorporation           Principal activities
     -----------------------------------    --------------     ------------------     ---------------------------
                                                                                      Manufacturing of
     Xianyang Daming Electronics Co.,                                                 deflection yokes and
     Limited                                     80%                  PRC             machines
     Xianyang Yongxin Electronics Co.,                                                Manufacturing of
     Limited                                     80%                  PRC             deflection yokes
     Xianyang Dnon Tech Special Electro                                               Manufacturing of copper
     Technique Co., Ltd.                         90%                  PRC             wires
     Yantai Daewoo Electronics                                                        Manufacturing of
     Components Co., Ltd.                        70%                  PRC             deflection yokes
     Weihai Gaoxin Daewoo Electronic             80%                  PRC             Manufacturing of
     Components Co. Ltd.                                                              deflection yokes


2.   BASIS OF PRESENTATION
     ---------------------

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), and include the results of operations of Daming and Yongxin for the entire year of 1997 and the results of operations of Dnon Tech and Yantai from the date of acquisition on October 1, 1997.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     a.   Basis of Consolidation
          ----------------------

          The consolidated financial statements include the financial statements of the Group. All material intercompany balances and transactions have been eliminated on consolidation.

     b.   Sales
          -----

          Sales represent the invoiced value of goods, net of value-added tax, supplied to customers. Sales are recognized when goods are delivered and title has passed to customers.

     c.   Taxation
          --------

          i.   Income Taxes
               ------------

               The Company is exempt from taxation in the British Virgin Islands. Pursuant to the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises in the PRC, the Subsidiaries are fully exempt from the Chinese State unified income tax ("income tax") for two years starting from the first profit-making year followed by a 50% reduction of the income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the Subsidiaries are also exempt from the PRC local income tax. The current Chinese State income tax rate is 30% and the Chinese local income tax rate is 3%.

                    Chinese       Chinese       Exemption from          Exemption from     Year of
                  State income  local income  Chinese State income      Chinese local    commencement
                  tax rate (%)  tax rate (%)          tax                 income tax    of tax holiday
                  -----------   -----------   -------------------       --------------  --------------
Daming                30             3        Full exemption for        Full exemption       1993
                                              2 years starting from
                                              the first profit-making
                                              year followed by a
                                              50% reduction for the
                                              next 3 years thereafter.

Yongxin               30             3        Full exemption for        Full exemption       1994
                                              2 years starting from
                                              the first profit-making
                                              year followed by a
                                              50% reduction for the
                                              next 3 years thereafter.

Dnon Tech             30             3        Full exemption for        Full exemption       1996
                                              2 years starting from
                                              the first profit-making
                                              year. As Dnon Tech
                                              has been approved to
                                              be a company engaged
                                              in the high-technology
                                              industry, it is eligible
                                              for a 50% reduction
                                              thereafter.

Yantai                30             3        As Yantai is located      Full exemption       1996
                                              in an industrial
                                              development zone, it is
                                              eligible for an
                                              additional 6% tax
                                              reduction (to 24%).
                                              In addition, full
                                              exemption for 2 years
                                              starting from the first
                                              profit-making year
                                              followed by a 50%
                                              reduction (to 12%) for
                                              the next 3 years
                                              thereafter.


               Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are classified as an asset or a liability.

          ii.  Value-added Tax ("VAT")
               -----------------------

               Prior to December 31, 1993, the Subsidiaries were subject to Industrial and Commercial Consolidated Tax ("ICCT") at an effective tax rate of 5% plus a local surcharge of 0.5% on the sales amount.

               In December 1993, the PRC government promulgated several major new tax regulations which came into effect on January 1, 1994. These new tax regulations replaced a number of former tax laws and regulations, and represented significant changes to the PRC taxation system. Under these new tax regulations, the Subsidiaries are subject to VAT which replaced ICCT and is currently the principal indirect tax on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the Subsidiaries is 17%.

               Under a supplementary notice issued by the National People's Congress in December 1993, a "grandfather" provision was granted whereby any additional tax burden of a foreign invested enterprise established before December 31, 1993 due to the introduction of VAT may, upon application to and with the approval of the tax authorities, obtain a refund ("VAT credit") of any tax paid in excess of the amount it would have paid under the previous ICCT. The maximum time limit for application of this provision is five years, beginning in 1994 and ending in 1998.

     d.   Cash and Cash Equivalents
          -------------------------

          Cash and cash equivalents include cash on hand and demand deposits with banks.

     e.   Inventories
          ------------

          Inventories are stated at the lower of cost, on a weighted-average basis, or net realizable value. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of production overheads. Net realizable value is calculated based on the estimated normal selling price less all further costs of production and the related costs of marketing, selling and distribution. Provision is made for obsolete, slow moving or defective items, where appropriate.

     f.   Property, Plant and Equipment
          -----------------------------

          Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight- line method over the assets' estimated useful lives, after taking into account an estimated residual value of 10% of the costs of the fixed assets. The estimated useful lives are as follows:

                Buildings                                  10 to 25 years
                Machinery and equipment                     5 to 10 years
                Furniture and fixtures                            5 years
                Motor vehicles                                    5 years

     g.   Negative Goodwill
          -----------------

          Negative goodwill represents the excess of the fair value of the net assets of the business or company acquired over the acquisition cost. The excess is firstly applied to reduce the proportionate value of the acquired long-term assets and the remainder of the excess is classified as negative goodwill. Such negative goodwill is being amortized on a straight-line basis over the estimated benefit period.

     h.   Foreign Currency Translation
          ----------------------------

          The Company and the Subsidiaries maintain their books and records in United States dollars and Renminbi (the "functional currency"), respectively. Foreign currency transactions are translated into the functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date. Gain or losses from foreign currency transactions are recognized in the statement of income during the period in which they occur. Adjustments from translation of the financial statements are included as a component of stockholders' equity.

     i.   Related Company
          ---------------

          A related company is a company in which one or more of the directors or the principal stockholders of the Company have direct or indirect beneficial interests, or a company which is under common management control.

     j.   Earnings Per Common Share
          --------------------------

          Earnings per common share ("EPS") is computed on the basis of the average number of common shares outstanding. No dilutive EPS is calculated as the stock options' exercise price was greater than the average market price of the common shares.

     k.   Use of Estimates
          ----------------

          The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


4.   RISK FACTORS
     ------------

     The Group conducts its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. These risks are described further in the following paragraphs:

     a.   Political Environment
          ----------------------

          The Group's results may be adversely affected by changes in the political and social conditions in the PRC and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the PRC government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC leadership could lead to changes in economic policy.

     b.   Economic Environment
          --------------------

          The economy of the PRC differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

     c.   Legal Environment
          -----------------

          The PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

     d.   Foreign Currency Exchange
          -------------------------

          The revenues of the Group are denominated in Renminbi or United States dollars. A portion of the profit of the Group needs to be converted to other currencies to meet foreign currency obligations such as the purchase of imported materials and payment of dividends. Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at a swap center. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PRC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.


5.   OTHER INCOME
     ------------

     Other income comprised:


                                                           1997        1997
                                                         -------     -------
                                                         Rmb'000     US$'000
     Amortization of negative goodwill                    2,485         300
     Gain on disposal of property, plant and equipment      232          28
     Exchange gain, net                                     483          58
     Bank charges                                         (240)        (29)
     Others                                               (108)        (12)
                                                         ------      ------
                                                          2,852         345
                                                         ======      ======


6.   PROVISION FOR INCOME TAXES
     --------------------------

     Provision for income taxes comprised:


                                                        1997      1997
                                                       -------   -------
                                                       Rmb'000   US$'000
     Current                                           12,425     1,501
     Deferred                                           2,634       318
                                                       ------    ------
     Provision for income taxes                        15,059     1,819
                                                       ======    ======

     The reconciliation of the statutory income tax rate in the PRC to the effective income tax rate as stated in the consolidated statement of income is as follows:

                                                                    1997
                                                                  --------
       Statutory tax rate                                            30%
       Reduction in income taxes due to tax holidays               (15%)
       Others                                                         3%
                                                                   -----
       Effective tax rate                                            18%
                                                                   =====


7.   INVENTORIES
     -----------

     Inventories comprised:


                                      1996        1997         1997
                                    -------     --------      -------
                                    Rmb'000     Rmb'000       US$'000
     Raw materials                       -       8,066           974
     Work-in-progress                    -         350            42
     Finished goods                 21,065      18,469         2,231
     Consumables                         -         243            29
                                    ------      ------         -----
     Total                          21,065      27,128         3,276
                                    ======      ======         =====

8.   PROPERTY, PLANT AND EQUIPMENT
     -----------------------------

     Property, plant and equipment comprised:


                                                1996        1997      1997
                                              -------    --------   -------
                                              Rmb'000     Rmb'000   US$'000
     Buildings                                1,779       8,273       999
     Machinery and equipment                  4,524      52,081     6,290
     Furniture and fixtures                       -         257        31
     Motor vehicles                              34         778        94
     Construction-in-progress                     -       7,828       945
                                              -----     -------     -----
                                              6,337      69,217     8,359
     Less: Accumulated depreciation               -     (2,678)     (323)
                                              -----     -------     -----
     Net book value                           6,337      66,539     8,036
                                              =====     =======     =====

     A related company possesses the land use right of the piece of land on which the Group's buildings are located. During the year ended December 31, 1997, the land was rented to the Group for an annual rental of Rmb149,000. The Company's directors believe that the rental costs approximate fair market value.

9.   SHORT-TERM BANK LOANS
     ---------------------

     Short-term bank loans are mainly denominated in Renminbi or United States dollars, and are secured by corporate guarantees given by a related company. Short-term bank loans are repayable within six months and are renewable with the consent of the relevant banks.


10.  DEFERRED TAXATION
     -----------------

     Deferred taxation mainly represented the taxation effect of the adjustments made to the financial statements of the Group to conform to US GAAP and other adjustments made to the statutory financial statements of the Group, based on applicable Chinese income tax rates.


     As of December 31, 1996 and 1997, the components of total deferred taxation were as follows:


                                                1996        1997         1997
                                              --------    --------     --------
                                              Rmb'000     Rmb'000      US$'000
     Unrecorded interest income                   -        1,008         122
     Adjustment for under-statements of
      value-added tax credit                    686        2,419         292
     Others, not individually significant       964          422          51
                                              -----        -----        ----
                                              1,650        3,849         465
                                              =====        =====        ====

11.  STOCK OPTIONS
     -------------

     During the year, the Company granted Barington Capital Group, L.P. and Value Investing Partners, Inc., representatives of the underwriters, an option to purchase 365,500 shares of common stock. Also, the Company granted First Pacific Rim (B.V.I.) Inc. an option to purchase 94,500 share of common stock. The above options are exercisable for a period of five years, commencing from the effective date of Offering at an initial per share exercise price equal to US$13.20 per share. No options were exercised during the year.

     A total of 300,000 shares of common stock have been reserved for issuance under the Company's 1997 employee stock option plan (the "Option Plan"). The Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is ten years. During the year, no options were granted under the Option Plan.

12.  DEDICATED CAPITAL
     -----------------

     According to the rules and regulations for Sino-foreign equity joint venture enterprises, when distributing net income of each year, the Subsidiaries shall set aside a portion of their net income as reported in their statutory accounts for the statutory general reserve fund and enterprise expansion fund, such portion being determined at the discretion of the Boards of Directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

     For the year ended December 31, 1997, the directors of the Subsidiaries proposed the following appropriations to statutory reserves:

      Statutory reserves                      Rmb'000     US$'000
      -----------------------------           -------     -------
      General reserve fund                     7,746        936
      Enterprise expansion fund                7,746        936
                                              ------      -----
      Total                                   15,492      1,872
                                              ======      =====

13.  DISTRIBUTION OF NET INCOME OF SUBSIDIARIES
     -------------------------------------------

     According to their Articles of Association, the Subsidiaries may distribute their net income as reported in the statutory accounts, after providing for discretionary dedicated capital (see Note 12), to their investors according to their respective equity interest. The Subsidiaries' net income reported in the statutory accounts, however, differs from the corresponding amounts reported under US GAAP. During the year, the Subsidiaries declared a total dividend of approximately Rmb26,699,000 (equivalent to US$3,225,000), of which approximately Rmb 21,277,00 (equivalent to US$2,570,000) was paid to the Company.


14.  RELATED PARTY TRANSACTIONS
     --------------------------

     a.   Summary of related party transactions
          -------------------------------------


                                                              1997       1997
                                                             -------   ---------
                                                             Rmb'000   US$'000
      Sales to
            -    a related company                           192,769     23,282
            -    a joint venture partner                      16,651      2,011

      Purchases from a related company                       100,720     12,165

      Rental expenses paid to a related company                  149         18

      Management fees paid to a related company                5,774        697

      Fixed assets sold to related companies                  14,162      1,710

      Fixed assets purchased from related companies           32,477      3,923

      Interest income received from related companies         10,999      1,328

                                                              1997       1997
                                                             -------   ---------
                                                             Rmb'000   US$'000
      Interest expenses paid to related companies              4,394        531

      Financial advisory fee paid to a stockholder               290         35

      Expenses in connection with the Offering paid to a      12,419      1,500
      related company


          During the year, Daming manufactured and sold fifty sets of deflection yoke production machines to a related company, Xianyang Pianzhuan Co. Ltd ("XPCL"), a company incorporated in the PRC. The total sales amount was approximately Rmb34,365,000(equivalent to US$4,151,000) and the related gross profit was approximately Rmb21,712,000 (equivalent to US$2,622,000).

          According to the Company's management, all of the sales made to a related company were for resale to third party customers.

          Xianyang Pianzhuan Group Corporation ("XPGC"), a company incorporated in the PRC, provided sales, administrative, and research and development services to the Group and paid the remuneration and compensation of the directors and officers of the Subsidiaries. XPGC allocated all the costs incurred for the Subsidiaries and other related companies in the form of management fees based on the sales amount of the respective companies relative to the total sales amounts of all such companies. The Company's directors are of the opinion that the above method of allocation is reasonable and that the costs that would have been incurred if the Subsidiaries were operated as unaffiliated entities would approximate the management fees charged by XPGC.

          XPCL and XPGC are considered to be related companies because these companies and the Group have common directors during the year and they continuously shared some common facilities with the Subsidiaries and provided sales, administrative, and research and development services to the Group as discussed above.

          The Company has entered into an agreement with First Pacific Rim (B.V.I.) Inc., a stockholder, under which the latter agreed to provide financial advisory services to the Group for a period of two years commencing on November 21, 1997 for a total service charge of approximately Rmb5,299,000 (equivalent to US$640,000).

     b.   Related company balances
          ------------------------

          The amounts due from joint venture partners are unsecured, non-interest bearing and have no fixed repayment terms.

          The Group placed a portion of the proceeds from the Offering (approximately Rmb150,689,000) into a bank account of a related company, which is recorded as due from related companies in the accompanying balance sheet. According to an agreement between the Group and the related company, the latter agreed to pay the Group all bank interest received in connection with the above offering proceeds.

          Except for the receivables from related companies of approximately Rmb109,102,000 and payable to a related company of approximately Rmb44,000 which bear interest at 10.98% per annum, and the offering proceeds as discussed above, the remaining balances with related companies are non-interest bearing. All the balances with related companies are unsecured and have no fixed repayment terms.


15.  RETIREMENT PLAN
     ---------------

     As stipulated by the regulations of the PRC government, the Subsidiaries have joined a defined contribution retirement plan for all of their staff. Under this plan, all staff are entitled to a fixed life-long pension equal to their basic salaries at their retirement dates. The Subsidiaries are required to make specific contributions to a state- sponsored retirement plan at approximately 18% of the basic salaries of the staff through a related company. The Subsidiaries have no future obligations for pensions or any post-retirement benefits beyond the annual contributions made. The PRC government is responsible for the ultimate pension liabilities to those retired employees. In the current year, the Subsidiaries made total pension contributions of approximately Rmb850,000 (equivalent to US$103,000).


16.  COMMITMENTS
     ------------

     a. As of December 31, 1997, the Group had total outstanding capital commitments for construction of factory premises and purchase of machinery and equipment of approximately Rmb26,052,000 (1996 - Rmb405,000).

     b. As of December 31, 1997, the Group had outstanding commitments under operating leases with a related company for the rental of land and building of approximately Rmb1,184,000. Future minimum lease payments are as follows:


                                              Rmb'000    US$'000
                                              -------    --------
            1998                                  149       18
            1999                                  149       18
            2000                                  140       17
            2001                                  124       15
            2002                                  124       15
            Thereafter                            498       60
                                                -----      ---
                                                1,184      143
                                                =====      ===


17.  FINANCIAL INSTRUMENTS
     ---------------------

     The carrying amounts of the Group's cash and cash equivalents, receivables and payables approximate their fair values because of the short maturity of those instruments. The carrying amounts of the short-term bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

18.  SEGMENT INFORMATION
     -------------------

     The following segment information has been prepared in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, which was issued in 1997:

     The Group's operations are divided into three segments: deflection yokes and machines, enameled copper wire and corporate. The deflection yokes and machines segment manufactures deflection yokes for sale to customers in the PRC and overseas and deflection yoke production machines for sale to related companies. The enameled copper wire segment produces enameled copper wire for sale to related companies and other customers in the PRC. The corporate segment is responsible for the administrative, research and development functions of the Group.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group's reporting segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, marketing strategies and administrative capabilities. Most of the businesses were acquired as a unit, and the management at the time of acquisition was retained.


     Analysis of sales by geographical locations is as follows:


                                                   1997       1997
                                                  -------    --------
                                                  Rmb'000    US$'000
      The PRC                                     193,781     23,405

      Overseas
            -    Korea                             45,648      5,513
                                                  -------     ------

      Total                                       239,429     28,918
                                                  =======     ======


     Analysis of sales by customers is as follows:

                                                    1997         1997
                                                   -------      --------
                                                   Rmb'000      US$'000
      Xianyang Pianzhuan Co. Ltd.                  192,769       23,282
      Daewoo Electronic Components Co. Ltd.         45,648        5,513
      Others                                         1,012          123
                                                   -------      -------

      Total                                        239,429       28,918
                                                   =======      =======

     Analysis of sales by reporting segments is as follows:


                                                                        1997         1997
                                                                       -------      --------
                                                                       Rmb'000      US$'000
     Deflection yokes and machines                                     235,394       28,431
     Enameled copper wire                                                5,979          722
                                                                       -------      -------
     Total                                                             241,373       29,153
     Elimination of intersegment sale of enameled copper wire          (1,944)        (235)
                                                                       -------      -------
     Total sales after elimination                                     239,429       28,918
                                                                       =======      =======


     Analysis of interest income by reporting segments is as follows:


                                                                        1997         1997
                                                                       -------      -------
                                                                       Rmb'000      US$'000
     Deflection yokes and machines                                       9,603        1,160
     Corporate                                                           2,585          312
                                                                       -------      -------
     Total                                                              12,188        1,472
                                                                       =======      =======


     Analysis of interest expenses by reporting segments is as follows:


                                                                        1997         1997
                                                                       -------      -------
                                                                       Rmb'000      US$'000
     Deflection yokes and machines                                       5,711          690
     Enameled copper wire                                                  203           24
                                                                       -------      -------
     Total                                                               5,914          714
                                                                       =======      =======

     Analysis of income before income taxes by reporting segments is as follows:


                                                                        1997         1997
                                                                       --------     --------
                                                                       Rmb'000      US$'000
     Deflection yokes and machines                                       84,818       10,244
     Enameled copper wire                                                   132           16
     Corporate                                                          (1,718)        (207)
                                                                       --------     --------
     Income before income taxes                                          83,232       10,053
                                                                       ========     ========

     Analysis of depreciation and amortization expenses by reporting segments is as follows:


                                                            1997         1997
                                                          -------      -------
                                                          Rmb'000      US$'000
     Deflection yokes and machines                           2,856          345
     Enameled copper wire                                      197           24
     Amortization of negative goodwill                     (2,485)        (300)
                                                          --------     --------
     Total                                                     568           69
                                                          ========     ========


     Analysis of total assets attributed to each reporting segment is as follows:


                                                     1996        1997      1997
                                                  -------    -------   --------
                                                   Rmb'000    Rmb'000   US$'000

      Deflection yokes and machines                88,482     249,627    30,149
      Enameled copper wire                              -      32,802     3,962
      Corporate                                     1,661     233,308    28,178
                                                   ------     -------   -------

      Total                                        90,143     515,737    62,289
                                                   ======     =======   =======


     During the year, all the expenditures on assets are related to the deflection yokes segment.


19.  SUBSEQUENT EVENT
     ----------------

     Subsequent to December 31, 1997, the Group has started the process of negotiation for the acquisition of the deflection yoke manufacturing business presently conducted by XPCL.

20.  NEW ACCOUNTING STANDARDS
     ------------------------

     a. In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "comprehensive income" which is effective for both interim and annual periods beginning after December 15, 1997. SFAS No. 130 specifies the computation, presentation and disclosure requirement for comprehensive income. Effective January 1, 1998, the Company will adopt this statement in its consolidated financial statements. Had the Company adopted the provision of SFAS 130 for 1997, comprehensive income would have been approximately Rmb52,229,000 (equivalent to US$6,308,000).

     b. In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Post-retirement Benefits" which is effective for both interim and annual periods beginning after December 15, 1997. SFAS No. 132 revises employers' disclosure about pensions and other postretirement benefit plans. As the Group has no future obligations for pensions or other post-retirement benefits beyond the annual contributions made, this statement will not change the Company's disclosures related to its retirement plans.

21.  QUARTERLY FINANCIAL DATA (Unaudited)
     ------------------------

     For the year ended December 31, 1997, quarterly financial information is summarized as follows:


                    First quarter    Second      Third      Fourth
                                    quarter     quarter     quarter        Total       Total
                    ------------    --------    -------     -------      --------     -------
                      Rmb'000       Rmb'000     Rmb'000     Rmb'000       Rmb'000     US$'000

     Sales             53,905        57,538      32,568      95,218       239,429      28,918

     Gross profit      14,079        16,589      10,100      47,122        87,890      10,615

     Net income         8,874         7,410      10,673      25,478        52,435       6,333

     Earnings per
     common share        1.83          1.53         2.2        2.99          8.55        1.03


22.  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Unaudited)
     --------------------------------------------

     The following unaudited pro forma consolidated statement of income for the year ended December 31, 1997 represents a consolidation, adjusted as described in the accompanying notes, of the audited consolidated statement of income of the Group for the year ended December 31, 1997 and the unaudited combined statement of income of Dnon Tech and Yantai for the nine months ended September 30, 1997, as if the operations of Dnon Tech and Yantai had been consolidated with the operations of the Company at the beginning of the year ended December 31, 1997.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma adjustments include the effects of the accounting for the acquisitions under the purchase method.

     The following pro forma consolidated statements of income are provided for informational and comparative purposes only and do not purport to be indicative of the results that would have been achieved, if the acquisitions of Dnon Tech and Yantai had in fact occurred on January 1, 1997, or of the results that may be achieved in the future. The following unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by reference to the audited consolidated financial statements of the Group.

     Unaudited Pro Forma Consolidated Statement of Income

     For the year ended December 31, 1997.


                                                         Dnon Tech and
                                     Asia Electronics       Yantai
                                     Holding Co. Inc.   (combined) for
                                     & subsidiaries     the nine months
                                      for the year        ended
                                     ended December      September 30,       Pro Forma
                                        31, 1997            1997            Adjustments       Pro Forma Consolidated
                                     ---------------   ---------------    ---------------     -----------------------
                                                       (Amounts in thousands, except per share data)
                                           Rmb              Rmb                  Rmb             Rmb           US$
     Sales                                239,429           72,477            (8,996) (1)      302,910        36,585
                                       ----------         --------           -------          ---------      --------
     Cost of goods sold                 (151,539)         (60,482)             8,996 (1)      (194,779)      (23,525)
                                                                               7,150 (2)
                                                                               1,096 (3)
     Selling and administrative
       expenses                          (13,784)          (3,762)                             (17,546)       (2,119)
     Interest income (expenses), net        6,274          (1,563)                                4,711           569
     Other income (expenses), net           2,852              134                                2,986           360
                                       ----------         --------           -------          ---------      --------
     Total cost and expenses            (156,197)         (65,673)            17,242          (204,628)      (24,715)
                                       ----------         --------           -------          ---------      --------
     Income before income taxes            83,232            6,804             8,246             98,282        11,870
     Provision for income taxes          (15,059)               65                 -           (14,994)       (1,811)
                                       ----------         --------           -------          ---------      --------
     Income before minority interest       68,173            6,869             8,246             83,288        10,059
     Minority interest                   (15,738)                -            (1,585)(4)       (17,323)       (2,092)
                                       ----------         --------           -------          ---------      --------
     Net income                            52,435            6,869             6,661             65,965         7,967
                                       ==========         ========           =======          =========      ========
     Pro forma earnings per common
       share                                                                                       9.53          1.15
     Pro forma weighted average
       number of common shares
       outstanding (5)                                                                            6,920         6,920


     Notes to unaudited pro forma consolidated statement of income

     (1) Adjusted to eliminate inter-company sales and purchases of enameled copper wire for the nine months period ended September 30, 1997.

     (2) This represents the reversal of a revaluation of inventory to fair value in connection with the acquisitions of Daming and Yongxin which was included in the results of operations in the first quarter of 1997.

     (3) This represented the reversal of a revaluation of inventory to fair value in connection with the acquisitions of Dnon Tech and Yantai, which was included in the results of operations in the fourth quarter of 1997.

     (4) Adjusted to account for the minority interests of Dnon Tech (10%) and Yantai (30%) for the nine months ended September 30, 1997.

     (5) The weighted average number of shares outstanding has been adjusted for the issuance in the Offering of approximately 788,000 shares for the nine months ended September 30, 1997, which represents the number of shares at the initial public offering price of US$8.00 per share that would be required to generate the net proceeds of US$5,500,000 to be used for the acquisitions of Dnon Tech and Yantai.

Item 19. Financial Statements and Exhibits.

      (a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

      (b)  Exhibits to this Annual Report:


                                 EXHIBIT INDEX

   Exhibit No.                       Description
   -----------                       -----------
     2.1        Agreement among the Company, Xianyang Pianzhuan Development Co., Ltd.
                and Daewoo Electronic Components Co., regarding formation of
                Weihai Joint Venture

    *3.1        Memorandum of Association of the Company

    *3.2        Articles of Association of the Company

     3.3        Approval of Feasibility Study Report of Weihai Joint Venture

     3.4        Advice of Issuing Approval Certificate of Weihai Joint Venture

     3.5        Approval Certificate of Weihai Joint Venture

     3.6        Business License of Weihai Joint Venture

    10.1        Loan Agreement with Xianyang Pianzhuan Development Co., Ltd.

    99.1        Representation of the Company Concerning Translated Documents

----------------
* Incorporated by reference to the Company's Registration Statement on Form F-1 (Registration No. 333-30743).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ASIA ELECTRONICS HOLDING CO., INC.



                              By:  /s/ Du Qingsong
                                   -----------------------------------------
                                   Du Qingsong
                                   Chairman of the Board and Chief Executive
                                   Officer (Principal Executive Officer)



                              By:  /s/ Li Lei
                                   -----------------------------------------
                                   Li Lei
                                   Chief Financial Officer (Principal Accounting and Financial Officer)



Dated:   June 30, 1998

                                 EXHIBIT INDEX

   Exhibit No.                       Description
   -----------                       -----------
     2.1        Agreement among the Company, Xianyang Pianzhuan Development Co., Ltd.
                and Daewoo Electronic Components Co., regarding formation of
                Weihai Joint Venture

    *3.1        Memorandum of Association of the Company

    *3.2        Articles of Association of the Company

     3.3        Approval of Feasibility Study Report of Weihai Joint Venture

     3.4        Advice of Issuing Approval Certificate of Weihai Joint Venture

     3.5        Approval Certificate of Weihai Joint Venture

     3.6        Business License of Weihai Joint Venture

    10.1        Loan Agreement with Xianyang Pianzhuan Development Co., Ltd.

    99.1        Representation of the Company Concerning Translated Documents

----------------
* Incorporated by reference to the Company's Registration Statement on Form F-1 (Registration No. 333-30743).